SHARE PURCHASE AGREEMENT

May 29, 2007

DOMINION ENERGY, INC.
DOMINION STORAGE, INC.
NITON U.S., INC.

and

1325115 ALBERTA LTD.

and

BAYTEX ENERGY TRUST
PARAMOUNT ENERGY TRUST

Share Purchase Agreement

SHARE PURCHASE AGREEMENT

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions

2

1.2

Interpretation

23

1.3

Interpretation If Closing Does Not Occur

24

1.4

Conflicts

24

1.5

Joint and Several Liability

24

1.6

Accounting Principles

24

1.7

Disclosure

24

1.8

Schedules

24

1.9

Knowledge

25

1.10

Guarantee

26

ARTICLE 2
PURCHASE AND SALE

2.1

Actions by Sellers and Purchaser Regarding Purchase

26

2.2

Bid Price, Purchase Price and Adjusted Purchase Price

26

2.3

Payment of Adjusted Purchase Price

26

2.4

Deposit

27

2.5

Withholding Requirements

27

2.6

Post Closing Adjustment to the Net Working Capital Amount, Etc.

30

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1

Incorporation and Registration

31

3.2

Capitalization

32

3.3

Right to Sell

32

3.4

Due Authorization

33

3.5

Enforceability of Obligations

34

3.6

Residences of Sellers

34

3.7

No Advisors or Consultants

34

3.8

Authorizations

34

3.9

Unaudited Financial Statements

34

3.10

Minute Books

34

3.11

Corporate Registers

35

3.12

Books and Records

35

3.13

Distributions

35

3.14

Business Carried on in the Ordinary Course

35

3.15

Material Obligations

35

3.16

Litigation

36

3.17

Taxes

36

3.18

Absence of Certain Changes

36

3.19

Title to Assets

36

3.20

Compliance with Agreements

37

Share Purchase Agreement

3.21

No Default Notices

37

3.22

Financial Commitments

37

3.23

Royalties

37

3.24

Environmental Matters

37

3.25

Operation of Tangibles and Wells

38

3.26

Regarding Contracts

38

3.27

Quiet Enjoyment

38

3.28

Examination of Assets

38

3.29

Reduction of Interests

39

3.30

Receipt of Revenue

39

3.31

Production Imbalances

39

3.32

[Redacted]

39

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1

Incorporation and Formation

39

4.2

Due Authorization

39

4.3

Enforceability of Obligations

40

4.4

Investment Canada

40

4.5

Authorizations

40

4.6

Financing

40

4.7

Brokers

40

4.8

No Knowledge of Misrepresentations or Omissions

40

4.9

Purchaser as Principal

40

4.10

Incorporation

40

4.11

Due Authorization

40

4.12

Enforceability of Obligations

41

4.13

Authorizations

41

ARTICLE 5
REGARDING REPRESENTATIONS, WARRANTIES
AND COVENANTS

5.1

Survival of Sellers’ Representations and Warranties and Limitations on Claims

41

5.2

Survival of Purchaser’s Representations and Warranties and Limitations on Claims

42

5.3

No Consequential Damages

43

5.4

No Other Representations or Warranties of Sellers

43

ARTICLE 6
PURCHASER’S CONDITIONS

6.1

Correctness and Accuracy of Representations and Warranties

45

6.2

Performance of Obligations

45

6.3

Competition Act Approval

45

6.4

No Injunctions or Restraints

45

ARTICLE 7
SELLERS’ CONDITIONS

7.1

Correctness and Accuracy of Representations and Warranties

46

7.2

Performance of Obligations

46

7.3

Competition Act Approval

46

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Share Purchase Agreement

7.4

No Injunctions or Restraints

46

ARTICLE 8
CLOSING

8.1

Place of Closing

46

8.2

Tender

46

8.3

Sellers’ Closing Deliveries

47

8.4

Purchaser’s Closing Deliveries

48

8.5

Post Closing

49

ARTICLE 9
OTHER COVENANTS

9.1

Conduct of Business Prior to Closing

50

9.2

Negative Covenants

50

9.3

Dealings or Operations Regarding Assets

51

9.4

Certain Permitted Transactions

52

9.5

Replacement Financial Assurances

53

9.6

Access

53

9.7

Indemnity Regarding Access

54

9.8

Confidentiality

54

9.9

Actions to Satisfy Closing Conditions

54

9.10

Competition Act Filing

54

9.11

Assignment of Confidentiality Agreements

56

9.12

Insurance

56

9.13

Indebtedness, Etc.

56

9.14

Hedges

56

9.15

Funding Obligations

56

9.16

Notification of Breaches

57

9.17

Vehicles and Equipment

57

9.18

Use of Information

57

9.19

Purchase Not Conditional on Financing

58

9.20

Condemnation and Loss

58

9.21

Transition Services Agreement

59

9.22

[Redacted]

59

ARTICLE 10
EMPLOYMENT MATTERS

10.1

[Redacted]

59

10.2

[Redacted]

59

10.3

[Redacted]

59

ARTICLE 11
TITLE REVIEW

11.1

Notice of Title Defects

59

11.2

Uncured Title Defects Value

60

11.3

Uncured Title Defects

60

11.4

Disputes

60

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Share Purchase Agreement

ARTICLE 12
EXCESS ENVIRONMENTAL LIABILITIES

12.1

Environmental Concerns

62

12.2

Excess Environmental Liabilities

62

12.3

Notices

63

12.4

Confidentiality

63

12.5

Phase II Environmental Assessment

63

12.6

Disputes

63

12.7

Remediation Operations

64

12.8

Purchase Price Adjustment

64

ARTICLE 13
ACCESS TO BOOKS AND RECORDS

13.1

Access to Information

64

13.2

Third Party Sales

64

13.3

Maintenance of Information

65

ARTICLE 14
INDEMNIFICATION

14.1

Indemnifications

65

14.2

Procedures Relating to Indemnification Between Sellers and Purchaser

67

14.3

Indemnification Procedures for Third Party Claims

68

14.4

Holding of Indemnities

69

14.5

Claims Net of Insurance

69

14.6

Mitigation

69

14.7

Adjustment to Adjusted Purchase Price

69

14.8

Subrogation

70

14.9

[Redacted]

70

ARTICLE 15
TAX MATTERS

15.1

Liabilities for Taxes

70

15.2

Tax Returns

72

15.3

Tax Claims

73

15.4

Assistance and Cooperation

74

ARTICLE 16
TERMINATION

16.1

Termination

75

16.2

Regarding Termination by Purchaser

75

16.3

Regarding Termination by Sellers

75

16.4

Notice of Termination

75

16.5

Effect of Termination

76

ARTICLE 17
GENERAL

17.1

Non-Waiver

76

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Share Purchase Agreement

17.2

Confidentiality

76

17.3

Notices

78

17.4

Consent to Jurisdiction

79

17.5

Exclusive Remedies

80

17.6

Assignment and Enurement

80

17.7

Enforcement of Claims

80

17.8

Further Assurances

81

17.9

Entire Agreement

81

17.10

Applicable Laws

81

17.11

No Recourse

81

17.12

Time of the Essence

81

17.13

Amendment

81

17.14

Invalidity

81

17.15

Interest Accrues on Amounts Owing

81

17.16

Counterparts

82

17.17

Enforcement

82

17.18

Expenses

82

17.19

Construction

82

17.20

Removal of Name

82

SCHEDULES

Schedule A	[Redacted]
Schedule B	[Redacted]
Schedule C	[Redacted]
Schedule D	[Redacted]
Schedule E	[Redacted]
Schedule F	[Redacted]
Schedule G	[Redacted]
Schedule H	[Redacted]
Schedule I	[Redacted]
Schedule J	[Redacted]
Schedule K	[Redacted]
Schedule L	[Redacted]
Schedule M	[Redacted]
Schedule N	[Redacted]
Schedule O	[Redacted]
Schedule P	[Redacted]

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Share Purchase Agreement

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of May 29, 2007 among:

DOMINION ENERGY, INC.,
a corporation organized under laws of Virginia
(“DEI”),

- and -

DOMINION STORAGE, INC.,
a corporation organized under laws of Virginia
(“Storage”),

- and -

NITON U.S., INC.,
a corporation organized under the
laws of Virginia
(“Niton”)

(DEI, Storage and Niton, collectively, “Sellers”)

 - and –

1325115 ALBERTA LTD.
a corporation incorporated under the laws of Alberta
(“Purchaser”),

- and –

BAYTEX ENERGY TRUST,

a trust organized under the laws of Alberta
(“Baytex Guarantor”)

- and –

PARAMOUNT ENERGY TRUST,

a trust organized under the laws of Alberta
(“PET Guarantor”)

(Baytex Guarantor and PET Guarantor, collectively, the “Guarantors”)

RECITAL:

A.

Sellers have agreed to sell to Purchaser, and Purchaser has agreed to purchase from Sellers, all of the DECL Shares, on the terms and conditions of this Agreement.

B.

The Guarantors have agreed to guarantee the obligations of Purchaser pursuant to this Agreement.

Share Purchase Agreement

IN CONSIDERATION of the covenants, agreements, representations, warranties and payments herein set forth, the Parties and the Guarantors covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions

Whenever used in this Agreement or the Schedules to this Agreement, the following words and terms shall have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta).

“Abandonment and Reclamation Obligations” means all past, present and future obligations under the Title and Operating Documents and other Contracts or Applicable Law to:

(a)

abandon the Wells and the Previously Owned Wells;

(b)

close, decommission, dismantle and remove the Tangibles and the Previously Owned Tangibles including associated foundations and structures;

(c)

restore, remediate and reclaim the surface or subsurface of the lands used in connection with the Wells, the Previously Owned Wells, the Tangibles or the Previously Owned Tangibles, including lands in or on which they are or were located and lands which are or were used to gain access to them; and

(d)

restore, remediate and reclaim the surface or subsurface of lands affected by seismic or other geological or geophysical exploration activities conducted by or on behalf of the Corporation or the Subsidiaries;

including such obligations relating to wells, facilities and tangibles which were abandoned or decommissioned, dismantled or removed prior to the Working Capital Date (whether or not comprised in the Assets).

“Accepting Employee” has the meaning specified in Section [Redacted].

“Accounting Firm” means PricewaterhouseCoopers LLP.

“Additional Amount Calculation Rate” means, for any period, a rate per annum equal to the arithmetic average of the Prime Rate for each day in that period plus one percent per annum.

“Adjusted Purchase Price” has the meaning specified in Section 2.2.

“Advances” means the aggregate amount of:

(a)

the loans or advances made by Sellers and their Affiliates to the Corporation and the Subsidiaries;

(b)

the net proceeds from any securities issued by the Corporation  and the Subsidiaries and sold to Sellers or their Affiliates;

Share Purchase Agreement

(c)

any contributions to the stated capital of the Corporation and the Subsidiaries by Sellers or their Affiliates; and

(d)

any advances to the Corporation under credit agreements with Third Parties;

to fund the operation of the Business during the Interim Period; but shall not include any payments made by Sellers or their Affiliates pursuant to Section 9.13(b) or Section 9.14 or any loans, advances or contributions made by Sellers or their Affiliates or securities issued by the Corporation or the Subsidiaries to fund any payments required to be made by the Corporation and the Subsidiaries:

(i)

pursuant to Section 9.13(a) or Section 9.13(c); or

(ii)

in relation to the Excluded Assets or the Excluded Liabilities.

“Adverse Environmental Conditions” means with respect to the Assets:

(a)

any violation of Environmental Laws;

(b)

any condition that is or will be required to be remediated or cured under applicable Environmental Laws (including, for clarity, in connection with, or as part of, the Abandonment and Reclamation Obligations);

(c)

the failure to remediate or cure any condition that is required to be remediated or cured under applicable Environmental Laws; or

(d)

any actual or threatened action or proceeding before any Government Authority alleging potential liability arising out of or resulting from any actual or alleged violation of, or any remedial obligation under, any Environmental Laws.

“AFEs” means authorities for expenditures, cash calls or mail ballots issued under the Title and Operating Documents relating to any of the Assets; and, where applicable “AFEs” means or includes the authorizations for expenditure described in Schedule F.

“Affected Assets Value” has the meaning specified in Section 11.1(a)(ii).

“Affiliate” means, as to a Person, any other Person controlling, controlled by or under common control with that Person where “control”, “controlling” or “controlled” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact; provided that direct or indirect ownership of shares of a corporation carrying more than 50% of the voting rights shall constitute control of that corporation; and further provided that:

(a)

the Corporation and the Subsidiaries shall be conclusively deemed to be Affiliates of Sellers as to any matter or thing relating to the period before the Closing; and

(b)

the Corporation and the Subsidiaries shall be conclusively deemed to be Affiliates of Purchaser as to any matter or thing relating to the period from and after the Closing.

“Agreed Environmental Concern” has the meaning specified in Section 12.2.

Share Purchase Agreement

“Agreement” means this Share Purchase Agreement, including the recitals and all Schedules hereto.

“Alberta Tax Act” means the Alberta Corporate Tax Act, R.S.A. 2000, c. A-15 and the regulations thereunder.

“Alliance Transportation Agreements” means:

(a)

the agreements between Dominion Exploration Canada Ltd. and Alliance Pipeline Limited Partnership and Alliance Pipeline L.P. for transportation of natural gas on the Alliance Pipeline System, including all amendments thereto; and

(b)

the GasEDI Base Contract for Short-Term Sale and Purchase of Natural Gas dated March 1, 2003 between FB Energy Canada Corp. (“FB”) (as assignee of Producers Marketing Ltd.) and the Partnership Subsidiary, including the following confirmations entered into thereunder:

(i)

confirmation 464136 dated October 10, 2006 between the Partnership Subsidiary as buyer and FB as seller for the term from November 1, 2006 to October 31, 2007;

(ii)

confirmation 460837 dated September 26, 2006 between the Partnership Subsidiary as buyer and FB as seller for the term from November 1, 2006 to October 31, 2007;

(iii)

confirmation 458380 dated September 19, 2006 between the Partnership Subsidiary as buyer and FB as seller for the term from November 1, 2006 to October 31, 2007;

(iv)

confirmation 467174 dated October 23, 2006 between the Partnership Subsidiary as buyer and FB as seller for the term from November 1, 2006 to October 31, 2007;

(v)

confirmation 458381 dated September 19, 2006 between FB as buyer and the Partnership Subsidiary as seller during the term from November 1, 2006 to October 31, 2007;

(vi)

confirmation 460840 dated September 26, 2006 between FB as buyer and the Partnership Subsidiary as seller for the term from November 1, 2006 to October 31, 2007;

(vii)

confirmation 464137 dated October 10, 2006 between FB as buyer and the Partnership Subsidiary as seller for the term from November 1, 2006 to October 31, 2007; and

(viii)

confirmation 467175 dated October 23, 2006 between FB as buyer and the Partnership Subsidiary as seller for the term from November 1, 2006 to October 31, 2007.

“Applicable Laws” means all laws, statutes, rules, regulations, official directives and orders of Government Authorities (whether administrative, regulatory, legislative, executive or otherwise) including Applicable Canadian Securities Laws and judgments, orders and decrees of courts, commissions or bodies exercising similar functions, as amended, and includes the provisions and

Share Purchase Agreement

conditions of any permit, license or other governmental or regulatory authorization in respect of the Assets, or any of them.

“Applicable Canadian Securities Laws” means, collectively or individually, as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, policies, orders, rulings and notices published and/or promulgated thereunder by the applicable Securities Regulatory Authorities, as they may be amended from time to time.

“Assets” means:

(a)

the Petroleum and Natural Gas Rights;

(b)

the Tangibles; and

(c)

the Miscellaneous Interests.

“Assumed Liabilities” means all of the Liabilities:

(a)

of the Corporation and the Subsidiaries, known or unknown, regardless of whether those Liabilities arose on, before or after the Working Capital Date, including Liabilities with respect to the Assets and the Previously Owned Assets, obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation Contracts, production balancing obligations, obligations to pay working interests, royalties, overriding royalties and other interests held in suspense, Abandonment and Reclamation Obligations, including any obligations to assess, remediate, remove and dispose of Hazardous Substances, other Environmental Liabilities, continuing obligations under any agreements pursuant to which the Corporation or the Subsidiaries purchased Assets prior to the Closing or sold Previously Owned Assets prior to the Closing and under the leases of vehicles and equipment referred to in Section 9.17; and

(b)

otherwise caused by or arising out of or resulting from the ownership, use or operation of the Assets or the Previously Owned Assets, whether on, before or after the Working Capital Date, including Losses, Liabilities or Claims attributable to or arising out of the Claims set forth in Part 1 of Schedule C;

provided, however, that Purchaser does not assume any Excluded Liabilities.

“Authorizations” means all permits, licenses, exemptions, orders, variances, approvals, consents, authorizations, registrations, qualifications and filings with or under any Applicable Laws and having the force of law.

 “Baytex Guarantor” means Baytex Energy Trust, a trust organized under the laws of Alberta.

“Bid Price” means the amount set forth in Section 2.2(a).

“Books and Records” means all books and records of the Corporation and the Subsidiaries, including financial, corporate, operations and sales books, all accounting and other records, files, reports, data and information, correspondence and documents and agreement files, all records regarding inventory and other assets, books of account, sales and purchase records, and all other similar documents, files, records, correspondence, and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic

Share Purchase Agreement

media; but excepting therefrom all Proprietary Information and all books and records related to the Excluded Assets.

“Business” means the business of the Corporation and, where applicable, includes the businesses of the Subsidiaries; but excludes any part or parts of the businesses of the Corporation and the Subsidiaries that is applicable to the Excluded Assets.

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located at the cities of Calgary, Alberta and Richmond, Virginia are open for business during normal banking hours.

“Capacity Release Payment” means the consideration payable for the permanent assignment and release of the capacity held by Dominion Exploration Canada Ltd. under the Alliance Transportation Agreements and the release of Dominion Exploration Canada Ltd. from further obligations under those agreements.

“Certificate” has the meaning given to it in Section 2.5(a).

“Claim” means any action, claim, demand, lawsuit, audit, proceeding or arbitration, including any proceeding or investigation by a Government Authority, and includes any Tax Claims.

“Closing” means the completion of the Purchase pursuant to the terms and conditions of this Agreement.

“Closing Date” means:

(a)

10:00 a.m. on the later of June 26, 2007 or the date that is five Business Days following the day on which the Competition Act Approval has been obtained; or

(b)

such other time or date or both as may be agreed on in writing by the Parties.

“Closing Statement” has the meaning specified in Section 2.6(a).

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act.

“Common Shares” means the unlimited number of common voting shares in the capital of the Corporation that may be issued by the Corporation.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34.

“Competition Act Approval” means, in respect of the Purchase, that:

(a)

an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner; or

(b)

a “no action letter” has been received from the Commissioner indicating that the Commissioner has determined that she does not at that time intend to make an application for an order under Section 92 of the Competition Act in respect of the Purchase and the waiting period under Section 123 of the Competition Act shall have expired, terminated or been waived by the Commissioner; or

Share Purchase Agreement

(c)

in the event that neither an ARC nor a “no action letter” is issued or received, and notification materials pursuant to Part IX of the Competition Act have been filed, the relevant waiting period under Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Sections 92 or 100 of the Competition Act.

“Conditions” means, either or both of Sellers’ Conditions and Purchaser’s Conditions, as applicable.

“Confidentiality Agreement” means, as applicable:

(a)

the Confidentiality Agreement dated March 2, 2007 among Dominion Resources, Inc., the Corporation and PET Guarantor; or

(b)

the Confidentiality Agreement dated March 15, 2007 among Dominion Resources, Inc., the Corporation and Baytex Energy Ltd.

“Constating Documents” means the articles of incorporation, bylaws, memorandum of association, partnership agreement or similar constituting documents of a Person.

“Contracts” means, with respect to any Person, any contracts, licences, leases, arrangements, agreements and commitments of that Person, and includes all quotations, orders or tenders for contracts which remain open for acceptance and all manufacturers’ or suppliers’ warranties, guarantees or commitments (express or implied).

“Corporate Subsidiaries” means Domcan Boundary Corp. and Dominion Exploration Canada Ltd.

“Corporation” means Dominion Energy Canada Limited, a corporation under the laws of Alberta.

“Corporation’s Auditors” means Deloitte & Touche LLP.

“Corporation’s Engineers” means Ryder Scott Company Petroleum Engineers.

“Credit Capacity” has the meaning specified in Section 4.6.

“Data Room” means:

(a)

the room established on behalf of Sellers containing books, accounts, records, maps, documents, files, materials and information relating to the Assets, for the purposes of the Purchase;

(b)

any computer discs provided to Purchaser or its Related Parties in the course of that sale process; and

(c)

the web site established as part of that sale process.

“DECL Shares” means all the Common Shares owned by Sellers, consisting of those Common Shares provided in Schedule G and any additional Common Shares that may be issued pursuant to Section 9.15.

Share Purchase Agreement

“DEI” means Dominion Energy, Inc., a corporation organized under the laws of Virginia.

“Deposit” has the meaning specified in Section 2.4.

“Disclosed DECL Information” includes:

(a)

the Financial and Operating Statements and information derived therefrom;

(b)

the Reserves Report and information derived therefrom; and

(c)

information in respect of the Corporation, the Subsidiaries, the Assets, the Business and the provisions of this Agreement.

“Disclosed Personal Information” means any Personal Information disclosed to Purchaser.

“Dispute” has the meaning specified in Section 11.4(a).

“Dispute Notice” has the meaning specified in Section 11.4(a).

“Distributions” means dividends, returns of capital or other distributions of cash or other property by the Corporation or any Subsidiary to any of Sellers and their Affiliates (other than the Corporation or any Subsidiary) but does not include any payment or payments in the manner aforesaid or otherwise by the Corporation or any Subsidiary:

(a)

pursuant to Section 9.13; or

(b)

in relation to the Excluded Assets or the Excluded Liabilities;

and “Distribute” has a similar meaning.

[Redacted]

[Redacted]

 “Dollar” or “$” means, unless otherwise provided herein, a dollar in the lawful money of Canada.

“Employee Plans” means employee benefit plans, fringe benefits, supplemental unemployment benefits and programs, including:

(a)

all retirement, stock option, stock purchaser, stock appreciation, savings and other pension plans;

(b)

all health, medical, dental, life insurance, severance, termination, change of control, insurance, disability and other employee plans; and

(c)

all employment, incentive, bonus, profit sharing, perquisites, vacation and other similar plans, programs, arrangements, agreements, policies or practices covering one individual or more than one individual;

Share Purchase Agreement

that are maintained by Dominion Exploration Canada Ltd. and its Affiliates with respect to Employees or former employees or to which Sellers or any of their Affiliates contribute on behalf of Employees.

“Employees” means all those individuals who are employed by Dominion Exploration Canada Ltd.; and includes, where applicable, contractors who provide services to the Corporation and the Subsidiaries.

“Encumbrance” means a lien, mortgage, pledge, claim, option, encumbrance, charge, Security Interest, penalty, royalty, burden, net profits interest, carried working interest or other adverse claim.

[Redacted]

“Environment” means the atmosphere, the surface and sub-surface of the earth, groundwater and surface water and plants and animals; and “Environmental” means relating to or in respect of the Environment.

“Environmental Concern” has the meaning specified in Section 12.1(a).

“Environmental Evaluator” means Golder Associates Ltd.

“Environmental Laws” means all Applicable Laws relating in whole or in part to the protection of the Environment, and includes those Applicable Laws relating to the storage, generation, use, handling, manufacture, processing, transportation, treatment, release and disposal of Hazardous Substances.

“Environmental Liabilities” means all past, present and future Liabilities associated with or arising from any of the following and all costs associated therewith:

(a)

the manufacture, construction, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposal, handling or transportation of Hazardous Substances, Petroleum Substances or produced water;

(b)

compliance with present and future Applicable Laws relating to the Environment or the protection thereof and Applicable Law related to employee and public health and safety matters;

(c)

Abandonment and Reclamation Obligations;

(d)

Releases of Hazardous Substances, Petroleum Substances, produced water or other substances;

(e)

sampling, assessment and monitoring of the Environment;

(f)

the removal, assessment, monitoring, sampling, response, abatement, clean-up, investigation and reporting of contamination or pollution of or other adverse effects on the Environment, including compensation of Third Parties for Losses suffered by them in respect thereof; or

(g)

the protection, reclamation, remediation or restoration of the Environment, including related human health and safety;

Share Purchase Agreement

that relate to the Assets or the Previously Owned Assets, or that have arisen or hereafter arise from or in respect of any past, present or future operations and activities (including Operations) related to the Assets or the Previously Owned Assets and any seismic programs conducted by or on behalf of the Corporation and its Subsidiaries in the Lands.

“Environmental Matters” means any activity, event or circumstance in respect of any of the Assets or the conduct of the Business pertaining to the storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation or release of Hazardous Substances or Petroleum Substances on, at or into the Environment;

“Equity Interests” has the meaning specified in Section 3.2(b).

“Escrow Agent” means Stikeman Elliott LLP.

“Escrow Agreement” means an agreement among Sellers, Purchaser and Escrow Agent in the form attached as Schedule I.

“Examination Period” means the period commencing on the date of this Agreement and terminating fourteen days thereafter.

“Excess Environmental Liabilities” means any Environmental Liabilities other than those that could reasonably be expected to be incurred in respect of the Assets; and “Excess Environmental Liabilities” shall not in any event include:

(a)

Abandonment and Reclamation Obligations that would be reasonably expected in respect of the Wells if the Wells have been drilled, completed and operated and, if applicable, abandoned, in accordance with all Applicable Laws and good oil and gas industry practices in Alberta;

(b)

Abandonment and Reclamation Obligations that would be reasonably expected in respect of the Tangibles if the Tangibles have been constructed and operated and, if applicable, decommissioned or abandoned, in accordance with all Applicable Laws and good oil and gas industry practices in Alberta; and

(c)

any Environmental Liability related to any matter contained in the environmental data described in the Data Room.

“Excluded Assets” means:

(a)

letters of credit, guarantees, bonds or other security deposited with Government Authorities or other Persons by a Seller or any of its Affiliates to secure obligations or as prepayments of costs or expenses in respect of the Assets;

(b)

forecasts, evaluations and reserve estimates in respect of the Assets, except the Reserves Report and any forecasts, evaluations and reserves estimates that have been made available to Purchaser in the Data Room;

(c)

all trademarks and trade names containing “Dominion” or any variant thereof;

(d)

all futures, swaps, options and other financial derivatives and all software used for trading, hedging and credit analysis;

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(e)

Contracts and instruments, if a change of control of the Corporation or a Subsidiary is prohibited or subject to payment of a fee or other consideration to a Person other than an Affiliate of Sellers, or by Applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(f)

all Claims against insurers pending on or prior to the Working Capital Date or under policies held or provided by Sellers or their Affiliates (other than the Corporation and the Subsidiaries);

(g)

any leased vehicles, computers and software to the extent that the lease in respect thereof requires payment of a fee or other consideration which Purchaser has not agreed in writing to pay on a change of control of the Corporation or a Subsidiary; and

(h)

the Alliance Transportation Agreements.

“Excluded Liabilities” means all Liabilities of the Corporation and the Subsidiaries to the extent that they are:

(a)

attributable to or arise out of the [Redacted];

(b)

attributable to or arise out of the Excluded Assets, including Liabilities that are attributable to or arise out of the Alliance Transportation Agreements;

(c)

all indebtedness of the Corporation and the Subsidiaries for borrowed money; or

(d)

required to be borne by Sellers under Articles 14 or 15.

“Facilities” means the gas plants, oil batteries, gas gathering systems and pipelines described in Schedule B.

“Financial and Operating Statements” means the financial and operating statements described in Schedule M.

“GAAP” means generally accepted accounting principles in the United States.

“Government Authority” means any government, regulatory or administrative authority, government department, agency, commission, board or tribunal or court having jurisdiction on behalf of any nation, province or state or subdivision thereof or any municipality, district or subdivision thereof.

“Government Authorization” means all Authorizations issued to, or required by, the Corporation by or from, any Government Authorities.

“Guarantors” means Baytex Guarantor and PET Guarantor.

“Hazardous Substances” means hazardous, deleterious, or toxic substances; oilfield wastes; radioactive material; asbestos; polychlorinated biphenyls; pollutants; contaminants; dangerous goods; and unrefined and refined petroleum products; including all substances, materials and wastes regulated under Applicable Law relating to Environmental or health and safety matters.

“Included Seismic Data” means:

Share Purchase Agreement

(a)

all seismic data owned by the Corporation and its Subsidiaries; and

(b)

all other seismic data in which the Corporation and its Subsidiaries has an interest, excluding data which requires in respect of the Purchase that:

(i)

the consent of a Third Party (other than a consent which cannot be unreasonably withheld) be obtained; or

(ii)

a transfer fee be paid to a Third Party;

and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the applicable transfer fee.

“Indemnification Notice” has the meaning specified in Section 14.2.

“Indemnified Party” has, subject to the proviso in Section 14.4, the meaning specified in Section 14.1(a).

“Indemnified Person” means a Seller Indemnified Person or a Purchaser Indemnified Person, as applicable.

“Indemnifying Party” has the meaning specified in Section 14.1(a).

“Interim Period” means the period from and including June 1, 2007 to the Closing Date.

“Lands” means collectively, the lands set forth and described in Schedule A and includes, unless the context otherwise requires, the surface of those Lands and (subject to exceptions noted on Schedule A) the Petroleum Substances in all zones and formations within those Lands.

“Leases” means, collectively the leases, licenses, permits and other documents of title (including fee simple interests) which grant rights to Petroleum Substances within or under the Lands and which are set forth and described in Schedule A; and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution thereof but only to the extent those documents of title relate to the Lands.

“Liabilities” means any and all liabilities and obligations, whether under common law, in equity, under Applicable Laws or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent, and whether based on fault, strict liability or otherwise.

“Losses” means, in respect of a Person and in relation to a matter, any and all losses, damages, costs, expenses, charges (including all penalties, assessments and fines) which that Person suffers, sustains, pays or incurs in connection with that matter and includes reasonable costs of legal counsel (on a solicitor and client basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether those Claims are sustained, and also includes Taxes on a settlement payment or damage award in respect of that matter, but does not include consequential or indirect losses or loss of profits.

“Market Out” means the development, occurrence or coming into effect or existence, or announcement of any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostilities, civil insurrection or terrorist action or like event or

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escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, Applicable Law or other occurrence of any nature whatsoever, which seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the applicable Guarantor and its Affiliates on a consolidated basis or prevents or materially restricts the trading in or distribution of the securities to be issued by the Guarantors pursuant to the financing referred to in Section 4.6.

“Material Adverse Effect” means a material adverse effect on the ownership, operation or financial condition of the Assets, taken as a whole; provided, however, that Material Adverse Effect shall not include:

(a)

material adverse effects resulting from general changes in oil and gas prices;

(b)

general changes in industry, economic or political conditions, or markets;

(c)

changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located;

(d)

acts of God;

(e)

acts or failures to act of Government Authorities (where not caused by the willful or negligent acts of Sellers);

(f)

civil unrest or similar disorder or terrorist acts;

(g)

changes in Applicable Laws; or

(h)

effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 16.

“Material Claim” has the meaning given to that term in Section 5.1(b).

“Material Contract” means:

(a)

the leases of the Corporation’s and/or the Subsidiaries’ office premises; and

(b)

any other Contract (other than a Title and Operating Document described in paragraphs (a), (b)(i) and (c) of the definition thereof) to which the Corporation or the Subsidiaries are parties which can reasonably be expected to generate gross revenue or benefits per year or expenditures per year for or by the Corporation or the Subsidiaries in excess of $1,000,000.

“Miscellaneous Interests” means the right, title, estate and interest of the Corporation and its Subsidiaries (whether absolute or contingent, legal or beneficial) in and to all property, assets, interests and rights associated with, or used in connection with the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles:

(a)

Contracts, including the Title and Operating Documents;

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(b)

Surface Interests;

(c)

Wells, including the wellbores thereof and the casing therein;

(d)

Included Seismic Data;

(e)

computer hardware, printers, routers and software used exclusively with maintenance management systems and other computer hardware and software used exclusively with field measurement facilities;

(f)

contract operating agreements; and

(g)

production, accounting, environmental, facility and other records, files, reports, data and information, correspondence and documents that, in Sellers’ reasonable judgment, relate to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files and agreement files, all title reports and opinions relating to the Petroleum and Natural Gas Rights or the Tangibles and all other reports, files, data, and records prepared for the joint account;

including the Scheduled Assets, but excluding the Excluded Assets.

“Net Working Capital Amount” means an amount calculated as of the Working Capital Date for the Corporation and the Subsidiaries, on a consolidated basis, equal to the aggregate of all of their:

(a)

cash on hand or on deposit with banks or other depositories;

(b)

accounts receivable and accrued receivables less the allowance for doubtful accounts;

(c)

prepaid expenses including instalments paid on account of Taxes;

(d)

the aggregate production, plant, transportation and other imbalances owed by Third Parties to the Corporation and the Subsidiaries; and

(e)

other current assets not described above;

minus:

(f)

accounts payable and accrued current liabilities;

(g)

the aggregate production, plant, transportation and other imbalances owed by the Corporation and the Subsidiaries to Third Parties;

(h)

current Taxes payable by the Corporation and the Subsidiaries relating to any period on or before the Working Capital Date, whether or not the same have become due, and calculated on the assumption that the Corporation and each of the Subsidiaries had a fiscal year for purposes of the Tax Act, ending on the Working Capital Date; and

(i)

other current liabilities not described above, but specifically excluding long term asset retirement obligations (including as part of that exclusion provisions for future lease reclamation);

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provided that:

(i)

all of those amounts included in the definition of Net Working Capital Amount shall be calculated in accordance with GAAP;

(ii)

 future income taxes shall not be treated as a current asset or a current liability and will not affect the calculation of the Net Working Capital Amount;

(iii)

 the indebtedness referred to in Section 9.13 shall not be included as a current liability;

(iv)

inventory, current financial derivative balances and margining accounts shall not be included; and

(v)

 the Net Working Capital Amount shall not include amounts applicable to the Excluded Assets, the Excluded Liabilities, the [Redacted] or any net proceeds received by the Corporation or the Subsidiaries from sales, transfers or other dispositions in accordance with Section 9.2(g) that occurred after the date hereof and before June 1, 2007.

“Niton” means Niton U.S., Inc., a corporation organized under the laws of Virginia.

“Notice” has the meaning specified in Section 17.3.

“Operations” means any and all operations on or in respect of lands, including drilling, completion, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracing, stimulating, equipping, operating and abandoning wells; construction, repair, expansion, decommissioning, maintenance and operation of oilfield facilities and equipment; production, treatment, storage, processing, gathering, compression and transportation of Petroleum Substances (including processing, treatment and storage of sulphur); and geological, geophysical and seismic activities.

“Ordinary Course” means, with respect to an action or actions taken by a Person, that such action or actions is or are consistent with generally accepted industry practice and the past practices of the Person and is or are taken in the ordinary course of normal day-to-day operations of that Person.

“Outside Date” means August 31, 2007.

“Parties” means Sellers and Purchaser; and “Party” means the applicable one of them.

“Partnership Subsidiary” means Dominion Exploration Partnership.

“Permits” means permits, licenses, approvals and authorizations issued or granted by Government Authorities.

“Permitted Encumbrances” means:

(a)

liens for Taxes, assessments and governmental charges which are not due or delinquent or if due the validity of which is being diligently contested in good faith by or on behalf of the Corporation or its Subsidiaries, provided that any such lien which is being

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contested must be disclosed in this Agreement in order to qualify as a Permitted Encumbrance;

(b)

easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(c)

the right reserved to or vested in any Government Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Law, to terminate any such lease, license, franchise, grant or permit, to require payment of rent or other periodic payments as a condition of the continuance thereof or otherwise control or regulate the Assets in any manner, provided that any existing right of termination that has arisen as a result of a default of the lessee shall not be considered a Permitted Encumbrance;

(d)

undetermined or inchoate liens (including processors’, operators’, mechanics’, builders’, materialmen’s and similar liens) incurred or created as security in favour of the Person conducting Operations arising in the Ordinary Course of the Business for the Corporation or its Subsidiaries’ proportionate share of the costs and expenses of those Operations, which are not due or delinquent, including in respect of services rendered or goods supplied;

(e)

liens or security granted in the Ordinary Course of the Business to a public utility or Government Authority;

(f)

the reservations, limitations, provisos and conditions in any original grants or transfers from the Crown and all qualifications and exceptions to title under Applicable Law;

(g)

any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment laws or regulations;

(h)

rights of general application reserved to or vested in any Government Authority to levy taxes on any of the Assets or the income therefrom, or to limit, control or regulate any of the Assets or Operations in respect of the Assets in any manner;

(i)

any Security Interest held by a Person encumbering interest of the Corporation and its Subsidiaries in the Assets or any part thereof, in respect of which Sellers deliver a release or no interest letter to Purchaser at or prior to Closing;

(j)

the terms and conditions of the Title and Operating Documents relating to the Assets, including provisions for penalties and forfeitures arising under or pursuant to any of those Title and Operating Documents;

(k)

the rights of first refusal applicable to the Assets;

(l)

the Encumbrances described in Schedules A, B and C;

(m)

the vehicle and equipment leases referred to in Section 9.17;

(n)

the rights of Third Parties to purchase Petroleum Substances pursuant to Material Contracts and any other production sales contract terminable by the Corporation or any Subsidiary on notice of 90 days or less (without penalty or other cost);

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(o)

any Security Interest encumbering any Third Party’s interest in and to the Lands or any part thereof; and

(p)

any defects or deficiencies in title to the Assets disclosed in this Agreement and any Schedule and any Uncured Title Defects.

“Person” means any individual, sole proprietorship, partnership, limited partnership, corporation, limited or unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Government Authority, or any other entity, and including a natural person in the capacity as trustee, executor, administrator or other legal representative.

“Personal Information” means information about an identifiable individual, but does not include an individual’s name, position or title, business telephone number, business address, business mail or business fax number.

“PET Guarantor” means Paramount Energy Trust, a trust organized under the laws of Alberta.

“Petroleum and Natural Gas Rights” means the right, title, estate and interest (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”) owned by the Corporation and the Subsidiaries in or to any of the following, by whatever name the same are known:

(a)

rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands or lands pooled or unitized therewith;

(b)

rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(c)

rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith; and

(d)

the interests set forth in Schedule A in and to and in respect of the Leases and the Lands,

including the Scheduled Assets, all interests and rights in or in respect of the Lands known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing, but excluding the Excluded Assets.

“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons.

“Phase I Investigation” has the meaning specified in Section 9.6.

“Potential Adverse Environmental Condition” has the meaning specified in Section 12.1(b).

“Previously Owned Assets” means the Previously Owned Petroleum and Natural Gas Rights, the Previously Owned Tangibles, the Previously Owned Wells and the Previously Owned

Share Purchase Agreement

Production; but notwithstanding anything else contained herein does not include the Excluded Assets.

“Previously Owned Petroleum and Natural Gas Rights” means all petroleum and natural gas rights in which the Corporation or its Subsidiaries owned an interest (legal or beneficial) prior to the date hereof that the Corporation and its Affiliates do not own at the date hereof.

“Previously Owned Production” means Petroleum Substances produced prior to the date hereof which were owned by the Corporation or its Subsidiaries when they were produced and are not owned by the Corporation or its Subsidiaries at the date hereof.

“Previously Owned Tangibles” means all tangible depreciable equipment and facilities used exclusively in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances produced from lands in which the Corporation or its Subsidiaries owned an interest (legal or beneficial) or lands that were pooled or unitized therewith prior to the date hereof and in which the Corporation and its Subsidiaries do not own any interest at the date hereof.

“Previously Owned Wells” means all wells, including all producing, shut-in, suspended, abandoned, capped, injection and disposal wells, in which the Corporation or its Subsidiaries owned an interest (legal or beneficial) prior to the date hereof and in which the Corporation and its Subsidiaries do not own any interest at the date hereof.

“Prime Rate” means for any day, the rate of interest expressed as a rate per annum which The Bank of Nova Scotia, Main Branch, Calgary, Alberta announces publicly in Calgary, Alberta, from time to time as the reference rate used by it for determining the rates of interest on Canadian dollar commercial loans made by it in Canada and which it refers to as its “prime rate”.

“Privacy Laws” means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection Act (Alberta).

“Process Agent” has the meaning specified in Section 17.4.

“Prohibited Name and Marks” has the meaning specified in Section 17.20.

“Proprietary Information” means all Books and Records in respect of or in connection with:

(a)

the valuation of the Corporation, the Subsidiaries, the Assets or the Business;

(b)

any advice from Sellers’ Affiliates or Sellers’ Counsel, Sellers’ Investment Bankers and any other consultant or advisor of Sellers, Sellers’ Affiliates or the Corporation with respect to the divestiture of the Corporation, the Assets or the Business or parts thereof; and

(c)

the process and proceedings with respect to any such proposed divestiture.

“Purchase” means the purchase by Purchaser of the DECL Shares from Sellers in accordance with the provisions of this Agreement.

“Purchase Price” has the meaning specified in Section 2.2(a).

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“Purchaser” means 1325115 Alberta Ltd., a corporation under the laws of Alberta.

“Purchaser Indemnified Persons” has the meaning specified in Section 14.1(a).

“Purchaser’s Conditions” has the meaning specified in Article 6.

“Purchaser’s Objection” has the meaning specified in Section 2.6(c).

“Related Party” means, in reference to a Party or a Guarantor:

(a)

its Affiliates, successors and assigns;

(b)

its directors, officers and employees;

(c)

its Affiliates’ directors, officers and employees; and

(d)

its Representatives.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Substance or produced water into or through the Environment.

“Representatives” means, in reference to a Party, its and its Affiliates’ representatives, agents, legal counsel, consultants and advisors; and with regard to Sellers includes Sellers’ Counsel and Sellers’ Investment Bankers.

“Reserves Report” means a report (National Instrument 51-101 compliant) containing estimates of the proved reserves of Petroleum Substances attributable to the Assets prepared by Corporation’s Engineers using escalating and constant pricing, including a Form 51-101 F2 – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and a Form 51-101 F3 – Report of Management and Directors on Oil and Gas Disclosure of the Corporation.

“Scheduled Assets” means either or both, as applicable, of:

(a)

the Petroleum and Natural Gas Rights set forth in Schedule A and the Tangibles and Miscellaneous Interests directly related thereto; and

(b)

the Facilities interests set forth in Schedule B.

“Securities Regulatory Authorities” means all applicable securities regulatory authorities, including:

(a)

the securities regulatory authorities in the provinces and territories of Canada in which Purchaser or a Guarantor, as applicable, is a reporting issuer or the equivalent; and

(b)

applicable listing authorities or stock exchanges, including the Toronto Stock Exchange.

“Security Interest” has the meaning given to that term under the Personal Property Security Act (Alberta).

“Sellers” means collectively, DEI, Storage and Niton; and “Seller” means one of them.

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“Seller Indemnified Persons” has the meaning specified in Section 14.1(a).

“Sellers’ Conditions” has the meaning specified in Article 7.

“Sellers’ Counsel” means Stikeman Elliott LLP.

“Sellers’ Investment Bankers” means Scotia Waterous Inc.

“Sellers’ Process Agent” has the meaning specified in Section 17.4.

“Sellers’ Review Period” has the meaning specified in Section 2.6(d).

[Redacted]

[Redacted]

“Storage” means Dominion Storage, Inc., a corporation organized under the laws of Virginia.

“Straddle Period” means:

(a)

in the case of the Corporation or any Corporate Subsidiary, any taxation year; or

(b)

in the case of the Partnership Subsidiary, any fiscal year;

which begins on or before but ends after the Working Capital Date.

“Submission Date” has the meaning specified in Section 11.4(c).

“Subsidiaries” means the Corporate Subsidiaries and the Partnership Subsidiary, the ownership of which is described in Schedule H.

“Surface Interests” means all rights to enter on, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the Petroleum and Natural Gas Rights, the Wells or the Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right-of-way, or otherwise.

“Supporting Statement” has the meaning specified in Section 11.4(e)(ii) or Section 12.6(b), as applicable.

“Tangibles” means the right, title, estate and interest of the Corporation and its Subsidiaries (whether absolute or contingent, legal or beneficial) in:

(a)

the Facilities; and

(b)

the following that are used or held for use in respect of the Petroleum and Natural Gas Rights, the Wells or the Facilities:

(i)

all tangible depreciable equipment and facilities used in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines;

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gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers;

(ii)

tangible equipment used exclusively with maintenance management systems and field measurement facilities; and

(iii)

all inventory that was purchased for, is used or is intended to be used in association with the Assets;

including the Scheduled Assets but excluding the Excluded Assets.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement) and the Income Tax Regulations.

“Tax Claim” has the meaning specified in Section 15.3(a).

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, information returns and statements filed or required to be filed in respect of Taxes.

“Taxes” means all income, capital, sales, excise, value added, goods and services, customs, duties and property taxes; all other fees, assessments withholdings and charges imposed by Government Authorities; and all penalties, interest and fines or additions attributable to or imposed on or with respect to those taxes, fees, assessments withholdings and charges; including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license and registration fees and all employment insurance, health insurance and Canada and other Government Authority pension plan premiums or contributions.

“Third Party” means any Person other than Sellers, Purchaser, Guarantors and their respective Affiliates and Related Parties.

“Title and Operating Documents” means:

(a)

petroleum and/or natural gas leases, permits and licenses (whether freehold or Crown) and similar instruments;

(b)

agreements relating to the ownership, operation or development of oil and gas properties and facilities used in connection therewith and to the sale of the Petroleum Substances produced therefrom entered into in the normal course of the oil and gas business, including:

(i)

operating procedures; pooling agreements; joint operating agreements; trust declarations and agreements; well operating contracts and surface leases, pipeline easements, road use agreements and other contracts granting Surface Interests;

(ii)

unit agreements; unit operating agreements; royalty agreements; farmin and farmout agreements; participation and subparticipation agreements; and

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(iii)

agreements for the construction, ownership and operation of gas plants, batteries, pipelines, gas gathering systems and similar facilities; purchase and sale agreements, asset exchange agreements; agreements providing for the gathering, measurement, processing, compression, transportation or sale of Petroleum Substances; and common stream agreements; and

(c)

Permits pertaining to the ownership of oil and gas properties, facilities used in connection therewith or to Operations in respect thereof.

“Title Defect” means a defect, discrepancy or deficiency in the title of the Corporation or any of its Subsidiaries to any of the Assets which is such that a reasonable, prudent and otherwise willing buyer of the Assets affected thereby would refuse to purchase that part of the Assets for a price equal to the fair market value thereof (determined as if that defect, discrepancy or deficiency did not exist) solely because of that defect, discrepancy or deficiency; but specifically excludes:

(a)

the interests of the Corporation or its Subsidiaries as described in Schedule A having converted from a before-payout interest to an after-payout interest as a result of payout having occurred prior to Closing if that conversion is described in Schedule A;

(b)

Permitted Encumbrances;

(c)

failure to confirm delay rental payments, where the failure to pay those payments will not result in termination or an obligation to pay material costs or expenses;

(d)

the interest of the Corporation, its Subsidiaries or any predecessor being a beneficial interest rather than a legal interest;

(e)

items disclosed in the Schedules hereto; or

(f)

any missing or unsigned documents the terms of which could not result in a reduction of or an Encumbrance on the interest of the Corporation and its Subsidiaries as described in Schedule A.

“Title Defect Notice” has the meaning specified in Section 11.1(a).

“Title Defect Value” has the meaning specified in Section 11.1(a).

“Title Evaluator” has the meaning specified in Section 11.4(c).

“Transition Services Agreement” means the transition service agreement to be entered into by Dominion Exploration Partnership, Dominion Exploration Canada Ltd. and Sellers in the form attached as Schedule O to ensure performance of certain of Sellers’ post-closing obligations under this Agreement.

“Unaudited Financial Statements” means the unaudited consolidated financial statements of the Corporation and the Subsidiaries for the fiscal years ended December 31, 2006 and 2005 and for the three month period ending March 31, 2007, copies of which are attached hereto as Schedule L.

“Uncured Title Defect” has the meaning specified in Section 11.2(a).

“Uncured Title Defects Value” has the meaning specified in Section 11.2(b).

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“Underwriting Agreements” has the meaning specified in Section 4.6.

“Wells” means the wells located on the Lands or lands pooled or unitized therewith (including those abandoned wells which are reclamation certified or reclamation exempt) in which the Corporation or any of its Subsidiaries has an interest, including the wells described in Schedule E and all producing, shut-in, suspended, abandoned, capped, injection and disposal wells.

“Working Capital Date” means May 31, 2007.

1.2

Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a)

references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(b)

the terms “in writing” or “written” include printing, typewriting or facsimile transmission;

(c)

references to a statute shall be a reference to:

(i)

that enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and

(ii)

the regulations, bylaws or other subsidiary legislation made pursuant to that statute;

(d)

words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(e)

a reference to time shall, unless otherwise specified, refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in the Province of Alberta;

(f)

“including”, “includes” and like terms means “including without limitation” and “includes without limitation”;

(g)

the terms “this Agreement”, “hereto”, “hereunder” and similar expressions refer to this Agreement in its entirety;

(h)

the headings of Articles, Sections and paragraphs in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(i)

unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and paragraphs are to Articles, Sections and paragraphs of this Agreement; and references herein to Schedules are references to Schedules to this Agreement;

(j)

where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires; and

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(k)

where any conversion of Dollars of the lawful money of Canada or dollars of the lawful money of the United States of America from one to the other is required, that conversion shall be made using the Bank of Canada posted noon spot exchange rate on the Business Day immediately preceding the day on which the conversion takes place.

1.3

Interpretation If Closing Does Not Occur

If Closing does not occur, each provision of this Agreement which presumes that Purchaser has acquired the DECL Shares shall be construed as having been contingent on Closing having occurred.

1.4

Conflicts

Except as specifically provided herein, if there is any conflict or inconsistency between a provision of the body of this Agreement and that of a Schedule or a conveyance document, the provision of the body of this Agreement shall prevail.

1.5

Joint and Several Liability

Unless the context otherwise requires:

(a)

each of the Sellers shall be jointly and severally liable for all of the covenants, liabilities and obligations of Sellers under this Agreement; and

(b)

each of PET Guarantor and Baytex Guarantor shall be jointly and severally liable for all of the covenants, liabilities and obligations of Purchaser under this Agreement.

1.6

Accounting Principles

Except as otherwise provided herein:

(a)

references to GAAP herein means a reference to principles recommended from time to time; and

(b)

all accounting terms not otherwise defined in this Agreement have the meanings assigned to them;

in accordance with GAAP.

1.7

Disclosure

Reference to any matter on any Schedule shall not be deemed to be an acknowledgment by Sellers, or to otherwise imply, that the matter meets or exceeds any applicable threshold of materiality or any other relevant threshold.

1.8

Schedules

The following Schedules are incorporated herein by reference and made part of this Agreement:

Schedule A	Petroleum and Natural Gas Rights Part 1 – Birch Wavy/Alberta Other [Redacted] Part 2 – West Central/Lindbergh [Redacted]
Schedule B	Facilities Part 1 – Birch Wavy/Alberta Other [Redacted] Part 2 – West Central/Lindbergh [Redacted]

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Schedule C

Claims and Related Disclosure
Part 1 – Claims
Part 2 – Certain Environmental Disclosure
Part 3 – Production Imbalances
Part 4 – Tax Audits [Redacted]

Part 5 – Non-Compliance and Default [Redacted]
Part 6 – PPSA Registrations

Schedule D	Contracts Part 1 – Change of Control Part 2 – Material Contracts
Schedule E	Wells Part 1 – Birch Wavy/Alberta Other [Redacted] Part 2 – West Central/Lindbergh [Redacted]
Schedule F	Outstanding AFEs Part 1 – Third Party Commitments [Redacted] Part 2 – Internal Commitments [Redacted]
Schedule G	DECL Shares
Schedule H	Subsidiaries
Schedule I	Form of Escrow Agreement
Schedule J	Sellers’ Opinions
Schedule K	Purchaser’s Opinions
Schedule L	Unaudited Financial Statements
Schedule M	Financial and Operating Statements
Schedule N	Employee Matters Part 1 – Employee Plans (Sellers’ Reimbursement) Part 2 – Employee Plans (Purchaser Responsibility)
Schedule O	Form of Transition Services Agreement
Schedule P	Financial Assurances

1.9

Knowledge

For all purposes of this Agreement, references to the knowledge of:

(a)

Sellers, the Corporation or any Subsidiary and to matters of which Sellers, the Corporation or any Subsidiary are aware refer to the actual knowledge of the applicable officers of Sellers, the Corporation or any Subsidiary who are, as part of their normal duties, responsible for the ownership and administration of the Business or Assets all of whom shall be required by Sellers to confirm that knowledge to the extent required to comply with the usual internal certification procedures of Sellers, the Corporation or the Subsidiaries, respectively.  For these purposes, knowledge does not include the knowledge of any other Person or constructive knowledge.  Subject to the foregoing provisions of this Section 1.9(a), neither Sellers, the Corporation or any Subsidiary nor any of those officers has any obligation to make additional inquiry of any other Person, any files and records or any Government Authority in connection with representations and warranties that are made to their respective knowledge or to matters of which they are respectively aware; and

(b)

Purchaser and to matters of which Purchaser is aware refer to the actual knowledge of the applicable officers of Purchaser, the Guarantors or their Affiliates who are, as part of their normal duties, responsible for the completion of the Purchase or the due diligence review in connection with the Purchase or both after due inquiry of those individuals assisting those officers with respect to those matters and compliance with their usual

Share Purchase Agreement

internal certification procedures.  Subject to the foregoing provisions of this Section 1.9(b), none of Purchaser, Guarantors or their Affiliates, nor any of those officers, has any obligation to make additional inquiry of any other Person, any files and records, or any Governmental Authority in connection with representations and warranties that are made to their respective knowledge or to matters of which they are respectively aware.

1.10

Guarantee

Each of the Guarantors hereby guarantees the performance by Purchaser of all of Purchaser’s covenants, obligations and liabilities under this Agreement and covenants with Sellers that each Guarantor is, and that it shall be, directly liable as principal obligor for the performance of any of those covenants, obligations and liabilities without necessity or requirement for Sellers to pursue or exhaust their remedies or recourse against Purchaser.

ARTICLE 2
PURCHASE AND SALE

2.1

Actions by Sellers and Purchaser Regarding Purchase

Subject to the terms and conditions of this Agreement, at the Closing Date:

(a)

each Seller agrees to sell, transfer and deliver to Purchaser, and Purchaser shall purchase and receive from each Seller, all of its DECL Shares in consideration for the payment by Purchaser to each Seller of that Seller’s respective allocation of the Purchase Price provided in Section 2.2, as adjusted and payable as provided for in this Agreement; and

(b)

each Party shall deliver to the other Party all documents required to be delivered by it at the Closing Date pursuant to Article 8.

2.2

Bid Price, Purchase Price and Adjusted Purchase Price

The aggregate amount payable by Purchaser to Sellers for the DECL Shares shall be an amount equal to:

(a)

Six Hundred Thirty Million Dollars ($630,000,000) (the “Bid Price”) less any reductions on account of Uncured Title Defects Value pursuant to Article 11 (the Bid Price less the amount of any of those reductions being herein referred to as the  “Purchase Price”);

(b)

plus the Net Working Capital Amount (if positive); or minus the Net Working Capital Amount (if negative), calculated in accordance with Section 2.6;

(c)

plus an additional amount equal to the aggregate of the amounts provided in Sections 2.2(a) and (b) multiplied by the Additional Amount Calculation Rate, divided by three hundred sixty-five and multiplied by the number of days in the Interim Period;

(the “Adjusted Purchase Price”).

The Adjusted Purchase Price shall be allocated to DEI, Storage and Niton in the proportion of the DECL Shares owned by each of them, as provided in Schedule G, relative to all DECL Shares.

2.3

Payment of Adjusted Purchase Price

The Adjusted Purchase Price shall be paid by Purchaser to Sellers as follows:

Share Purchase Agreement

(a)

the Deposit shall be paid to Sellers in accordance with Section 2.4; and

(b)

at Closing, subject to Section 2.5 and Article 16, Purchaser shall pay to Sellers in accordance with the allocations provided in Section 2.2 an amount equal to the aggregate of:

(i)

the Adjusted Purchase Price; minus

(ii)

the Deposit and any interest earned on the Deposit in accordance with Section 2.4.

2.4

Deposit

On, or prior to execution and delivery of this Agreement, Purchaser shall pay to Sellers Sixty Three Million Dollars ($63,000,000) (the “Deposit”) as a deposit against the payment of the Adjusted Purchase Price.  The Deposit shall be held in an interest bearing account by Sellers and shall be dealt with as follows:

(a)

if the Closing occurs, the Deposit and any interest earned thereon while on deposit with Sellers shall be applied to payment of the Adjusted Purchase Price in the manner provided in Section 2.3(b);

(b)

if Closing does not occur due to a default of Purchaser of the terms and conditions of this Agreement, this Agreement, except for any obligations of confidentiality contained herein or in the Confidentiality Agreement, shall terminate and the Deposit and the interest earned thereon while held by Sellers shall be forfeited to and retained by Sellers for Sellers’ own account absolutely and in addition to any other rights or remedies Sellers have under or in respect of this Agreement as a result of any such default by Purchaser except as limited by Section 5.2(b); and

(c)

if Closing does not occur for any reason or circumstance other than a default of Purchaser of the terms and conditions of the Agreement, the Deposit plus interest earned thereon while on deposit with Sellers shall be returned to Purchaser for the account of Purchaser absolutely.

2.5

Withholding Requirements

(a)

Certain Defined Terms:  In this Section 2.5:

“Certificate” means the certificate issued by the Canada Revenue Agency pursuant to subsection 116(2) or (4) of the Tax Act in respect of the sale of the DECL Shares and for greater certainty there shall be a separate Certificate for each Seller or, if there is only one Certificate, that Certificate shall specify a separate Certificate Limit for each Seller;

“Certificate Limit” means the certificate limit (as that term is used in subsection 116(2) of the Tax Act) as set forth in the Certificate; provided that until the Certificate is delivered to Purchaser, the Certificate Limit shall be deemed to be zero;

“Remittance Date” means the later of:

(i)

the 27th day following the end of the calendar month in which the Closing Date occurs; and

Share Purchase Agreement

(ii)

such later date, in lieu of the deadline specified in subsection 116(5) of the Tax Act, that the Canada Revenue Agency confirms in writing to Purchaser, in form and substance acceptable to Purchaser, acting reasonably; provided that a copy of that confirmation has been delivered to Purchaser and Escrow Agent before the time described in paragraph (i) above and that the applicable Seller shall, if requested by Purchaser, indemnify Purchaser for any penalty that may be assessed against Purchaser pursuant to subsection 227(9) of the Tax Act for failing to remit any applicable portion of the Withholding Amount within the time required;

“Withholding Amount” means an amount equal to 25% of the amount (if any) by which the applicable Sellers’ share of the Adjusted Purchase Price exceeds that Sellers’ Certificate Limit; and

“Withholding Tax Escrow Amount” means an amount equal to 25% of the amount (if any) by which the applicable Sellers’ share of the Adjusted Purchase Price exceeds the Certificate Limit set forth in the Certificate (if any) provided by or on behalf of that Seller to Purchaser at or before Closing.

(b)

Delivery of Certificates:  Subject to this Section 2.5, each Seller will deliver to Purchaser a Certificate in respect of the purchase of its DECL Shares and will take all reasonable steps to obtain and deliver a Certificate to Purchaser on or before the Closing Date.

(c)

Withholding:  If a Certificate specifying a Certificate Limit in an amount which is not less than the applicable Seller’s share of the Adjusted Purchase Price, is not delivered to Purchaser at or before Closing, Purchaser will be entitled to withhold from that part of the Adjusted Purchase Price payable to that Seller at Closing the Withholding Tax Escrow Amount, which amount shall be paid by Purchaser to Escrow Agent and deposited by Escrow Agent in an interest bearing trust account to be disbursed by Escrow Agent in accordance with the following provisions of this Section 2.5.

(d)

Delivery of Certificate:  If a Certificate specifying a Certificate Limit in an amount which is not less than the applicable Sellers’ share of the Adjusted Purchase Price is delivered to Purchaser before the Closing Date Purchaser shall not withhold the applicable Withholding Tax Escrow Amount from that part of the Adjusted Purchase Price.

(e)

Payments to CRA:  If an amount is withheld under Section 2.5(c) and the applicable Seller has received confirmation from the Canada Revenue Agency that the Canada Revenue Agency will issue a Certificate to the applicable Seller if an amount not exceeding the Withholding Tax Escrow Amount is received by the Receiver General of Canada prior to the Remittance Date, which confirmation has been communicated by the applicable Seller to Purchaser and is, in form and substance, acceptable to Purchaser, acting reasonably, Purchaser shall notify Escrow Agent of that confirmation, and Escrow Agent will then pay that amount out of the Withholding Tax Escrow Amount to the Receiver General of Canada solely for purposes of obtaining the Certificate and subject to the condition that any part of that amount not so applied and not returned by the Receiver General of Canada to Escrow Agent shall be applied to Purchaser’s remittance obligation under subsection 116(5) of the Tax Act.  Purchaser, the applicable Seller and Escrow Agent shall cooperate to make reasonable efforts to effect an arrangement with the Canada Revenue Agency to make the payment and Certificate issuance described in this Section 2.5(e) to occur on a simultaneous basis.

Share Purchase Agreement

(f)

Payments to Sellers:  If an amount is withheld under Section 2.5(c) and, prior to the Remittance Date, the applicable Seller delivers to Purchaser and Escrow Agent a Certificate, Escrow Agent will promptly pay to the applicable Seller:

(i)

the Withholding Tax Escrow Amount less any part thereof previously paid to the Receiver General of Canada pursuant to Section 2.5(e) if the Certificate is issued pursuant to subsection 116(4) of the Tax Act; or

(ii)

where Section 2.5(f)(i) does not apply, the Withholding Tax Escrow Amount less any part thereof previously paid to the Receiver General of Canada pursuant to Section 2.5(e) and less the product of:

(A)

the amount by which that Sellers’ part of the Adjusted Purchase Price exceeds the amount specified in that Certificate as the Certificate Limit or proceeds of disposition; multiplied by

(B)

the percentage specified in subsection 116(5) of the Tax Act;

if the certificate is issued pursuant to subsection 116(2) of the Tax Act.

(g)

Remittances:  If Purchaser has withheld the Withholding Tax Escrow Amount pursuant to Section 2.5(c) and the applicable Seller does not deliver to Purchaser and Escrow Agent, before the Remittance Date, a Certificate under subsection 116(2) or subsection 116(4) of the Tax Act specifying a Certificate Limit or proceeds of disposition equal to or greater than the Adjusted Purchase Price, Escrow Agent will remit to the Receiver General of Canada, on the Remittance Date, the Withholding Amount (less any part thereof previously paid to the Receiver General of Canada on account of such amount pursuant to Section 2.5(e)) and the amount so remitted together with any amounts paid pursuant to Section 2.5(e) shall be credited to Purchaser as a payment to the applicable Seller on account of the Adjusted Purchase Price.

(h)

Interest:  Concurrently with the payments pursuant to Sections 2.5(f) or 2.5(g), if applicable, Escrow Agent will pay to the applicable Seller the interest earned on the Withholding Tax Escrow Amount while on deposit with Escrow Agent to the date of that payment (less any applicable withholding Tax).

(i)

Confirmations:  Escrow Agent will provide the applicable Seller with proof that the Withholding Tax Escrow Amount and the interest earned thereon while held by Escrow Agent have been disbursed by Escrow Agent in accordance with the provisions of this Section 2.5.

(j)

Closing Adjustment:  If the Adjusted Purchase Price is adjusted pursuant to Section 2.6, and:

(i)

Purchaser is required to pay to Sellers an adjustment payment pursuant to Section 2.6(e), the foregoing provisions of this Section 2.5 shall apply to that adjustment payment, mutatis mutandis, and in those circumstances and for the purpose of this Agreement and the Escrow Agreement, the term “Withholding Tax Escrow Amount” shall mean 25% of each Seller’s part of that adjustment payment, and paragraph (i) of the term “Remittance Date” shall mean the 27th day following the end of the calendar month in which the Seller is required to pay the additional amount pursuant to Section 2.6(e), and

Share Purchase Agreement

(ii)

Sellers are required to pay Purchaser an adjustment payment pursuant to Section 2.6 and at the time Sellers are required to make that adjustment payment the Escrow Agent is holding the Withholding Tax Escrow Amount for any applicable Seller, then the Escrow Agent shall be and is hereby irrevocably directed to return from the Withholding Tax Escrow Amount to each applicable Seller an amount equal to 25% of the amount of the difference paid by that Seller.

2.6

Post Closing Adjustment to the Net Working Capital Amount, Etc.

(a)

Closing Statement:  Sellers shall, at least three Business Days before the Closing Date, provide to Purchaser a statement (the “Closing Statement”) setting forth Sellers’ good faith determination of the Net Working Capital Amount, together with a calculation of the amounts payable by Purchaser pursuant to Section 2.3.

The Net Working Capital Amount provided in the Closing Statement shall be included in calculating the Adjusted Purchase Price pursuant to Section 2.2.

(b)

Revised Closing Statement:  Within 120 days after the Closing Date Sellers will provide a revised Closing Statement providing recalculations of relevant amounts.  The revised Closing Statement that Sellers provide pursuant to the foregoing will be the Closing Statement for purposes of paragraphs (c) through (f) inclusive of this Section 2.6.

(c)

Purchaser’s Objections:  Purchaser shall, within 30 days after receiving the revised Closing Statement pursuant to Section 2.6(b), complete its review of the revised Closing Statement.  If Purchaser disputes Sellers’ determination of the Net Working Capital Amount, as set forth in the revised Closing Statement, Purchaser will so notify Sellers, on or before the last day of that 30 day period, in writing (the “Purchaser’s Objection”).  That notice will set forth a specific description of the basis of Purchaser’s Objection and the adjustments to the applicable amounts in the revised Closing Statement that Purchaser believes should be made.  If Purchaser does not deliver a Purchaser’s Objection within that 30 day period, the Net Working Capital Amount in the revised Closing Statement shall be conclusive and binding on the Parties.

(d)

Dispute Resolution:  Sellers will have 30 days (“Sellers’ Review Period”) from their receipt of Purchaser’s Objection to review and respond to it, and the Parties will thereafter attempt in good faith to reach an agreement with respect to any matters in dispute.  If Sellers and Purchaser are unable to resolve their disagreement within 15 days following Sellers’ Review Period, and if (but only if) the net aggregate of the amounts in dispute is in excess of $1,000,000, they will refer that disagreement to the Accounting Firm, who will, acting as experts and not as arbitrators, determine, only with respect to the remaining differences so submitted, whether and to what extent, if any, the disputed amounts in the revised Closing Statement requires adjustment.

Sellers and Purchaser will direct the Accounting Firm to use its best efforts to render its determination within 20 Business Days.  The Accounting Firm’s determination will be conclusive and binding on Sellers and Purchaser.  In resolving any disputed item, the Accounting Firm must not assign a value to that item greater than the greatest value for that item claimed by either Sellers or Purchaser or less than the smallest value for that item claimed by either Sellers or Purchaser.  Sellers will pay one half and Purchaser will pay one half of the fees and disbursements incurred by the Accounting Firm.

(e)

Adjustment Payment:  The amounts as set forth in the revised Closing Statement shall be further revised to reflect any revisions agreed to by the Parties or determined by the

Share Purchase Agreement

Accounting Firm. The amounts payable by Purchaser at the Closing Date pursuant to Section 2.3 shall be recalculated using those revised amounts.  If the amounts paid by Purchaser at the Closing are greater than the amounts payable by Purchaser using those revised amounts, Sellers shall pay to Purchaser that difference.  If the amounts paid by Purchaser at the Closing are less than the amounts payable by Purchaser using those revised amounts, Purchaser shall promptly pay to Sellers that difference. The limitations in Section 5.1 shall not apply to such adjustments.

Any payment required pursuant to this Section 2.6(e) is to be made within five Business Days following the final determination of the amounts in the revised Closing Statement rendered by the Accounting Firm or as agreed to by the Parties.  Any payments required pursuant to the foregoing shall be made together with interest thereon at a rate per annum equal to the Additional Amount Calculation Rate calculated for the period from the Working Capital Date to the date of payment, net of applicable withholding Tax.  Any such payment (excluding the part thereof that is interest) shall be treated by Sellers and Purchaser as an adjustment to the Adjusted Purchase Price.  No further adjustments shall be made to the Adjusted Purchase Price pursuant to this Section 2.6.

(f)

Cooperation:  During the period of time from and after the Closing Date through to the time of final determination of the amounts in the Closing Statement as agreed to by the Parties or, if applicable, as determined by the Accounting Firm, Purchaser shall afford, and shall cause the Corporation to afford, to the Accounting Firm, Sellers, or counsel or financial advisors retained by Sellers in connection with any adjustment to the Net Working Capital Amount contemplated by this Section 2.6, reasonable access during normal business hours to all the properties, Contracts, personnel, Books and Record and work papers of the Corporation and the Subsidiaries relevant to the adjustment contemplated by this Section 2.6.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Purchaser, acknowledging that Purchaser is relying on these representations and warranties in entering into this Agreement and completing the Purchase, except for the matters disclosed in the Schedules and subject in all instances to the Permitted Encumbrances and the limitations set forth in Section 5.4 that as of the date hereof (unless another date is expressly specified):

3.1

Incorporation and Registration

(a)

Incorporation of Sellers:  Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the state where it is incorporated as set forth in the preamble to this Agreement.

(b)

Incorporation of Corporation, Etc.:  The Corporation and each Corporate Subsidiary are each corporations existing under the ABCA, are current in the filing of all necessary corporate returns under the ABCA and have all necessary corporate power and capacity to own their properties and conduct their businesses.

(c)

Formation of Partnership Subsidiary:  The Partnership Subsidiary is a general partnership formed under the laws of Alberta, is current in the filing of all necessary returns and has all necessary power and capacity to own its properties and to conduct its business.

Share Purchase Agreement

(d)

Registrations:  The Corporation and the Subsidiaries are registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or partnerships, as applicable, in all jurisdictions where they are required to be registered, licensed or qualified, except where the failure to be registered, licensed or qualified would not have a Material Adverse Effect.

(e)

Private Issuer:  The Corporation is a “private issuer” as defined in National Instrument 45-106 adopted by the applicable securities authorities in Canada.

3.2

Capitalization

(a)

Authorized Capital:  The authorized capital of the Corporation and each Corporate Subsidiary consists of an unlimited number of common shares.  The authorized capital of the Partnership Subsidiary consists of an unlimited number of partnership units.

(b)

Issued Capital:  The DECL Shares are all of the issued and outstanding shares of the Corporation.  The issued and outstanding shares and partnership units, as applicable,  of DECL  and the Subsidiaries and the owners of those shares and partnership units are at the date of this Agreement respectively described in Schedule G and Schedule H.

In the case of such issued and outstanding shares or partnership units of the Subsidiaries owned by the Corporation or a Subsidiary as shown on Exhibit H (the “Equity Interests”), those shares or partnership units are owned beneficially and free and clear of any Encumbrances, options, charges and restrictions of any kind other than restrictions on transfers that may be imposed by Applicable Laws, or in the applicable Subsidiary’s Constating Documents.  The Equity Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Equity Interests.

(c)

Validly Issued:  All of the DECL Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares.  All of the shares or partnership units in each of the Subsidiaries have been duly and validly issued and are outstanding as fully paid and non-assessable shares or partnership units, as applicable.

(d)

Options, Etc.:  No options, warrants, pre-emptive rights, commitments, subscriptions or other rights to purchase issued or unissued shares, partnership units or other securities of the Corporation or any of the Subsidiaries, or create any additional class of shares or partnership units, and no securities or obligations convertible into or exchangeable for shares, partnership units or other securities of the Corporation or any of the Subsidiaries, have been issued, granted, authorized, allotted or agreed to be issued or are outstanding other than in the case of the DECL Shares, rights in favour of Purchaser pursuant to this Agreement.

(e)

Subsidiaries:  The only Persons in which the Corporation holds shares, units, partnership interests or other securities are the Subsidiaries, Dominion Canada and DomCan NS.

3.3

Right to Sell

(a)

Title to DECL Shares:  Sellers are the sole registered and beneficial owners of the DECL Shares with good legal and beneficial title thereto, free and clear of all Encumbrances and adverse claims other than restrictions on transfers and the permitted number of

Share Purchase Agreement

beneficial owners set out in the Constating Documents of the Corporation and any Encumbrances arising out of any action taken by, or in favour of, Purchaser.

(b)

Right to Sell:  Each Seller has the exclusive right to sell, assign and transfer the DECL Shares owned by it as provided in this Agreement.

(c)

Transfer Restrictions:  At the Closing Date, any restrictions on transfers of the DECL Shares that are set out in the Constating Documents of the Corporation will have been complied with so as to permit the transfer of the DECL Shares to Purchaser.

(d)

Shareholder Agreements:  There exists no shareholder or other agreement which affects the transferability of the DECL Shares and neither the Corporation nor Sellers are a party to any voting trust agreement, unanimous shareholder agreement, share pooling agreement, or other Contract, commitment, plan, or understanding restricting or otherwise relating to voting or dividend rights with respect to the DECL Shares.

(e)

Transfer of DECL Shares:  On the completion of the Purchase, Purchaser shall acquire from Sellers good legal and beneficial title to the DECL Shares, free and clear of any Encumbrances and adverse claims except any Encumbrances arising out of any action taken by, or in favour of, Purchaser, a Guarantor or any of their Related Parties.

(f)

Other Obligations to Sell:  There is no Contract, option or other right binding on Sellers or which may become binding on any Seller to sell, assign or transfer the DECL Shares owned by it other than pursuant to this Agreement.

3.4

Due Authorization

(a)

Capacity:  Each Seller has the corporate power, authority and capacity to enter into and perform this Agreement and all documents required to be executed and delivered by that Seller at Closing and to consummate the transactions contemplated by this Agreement and by those documents.

(b)

Authority, Etc.:  The execution and delivery of this Agreement, the sale of its DECL Shares to Purchaser in accordance with the provisions of this Agreement and the performance of each Sellers’ obligations under this Agreement:

(i)

have been duly authorized by all necessary corporate action on the part of that Seller;

(ii)

will not conflict with or result in the violation or breach of, or render that Seller in default of, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of:

(A)

any provision of that Sellers’ Constating Documents;

(B)

any Contract to which that Seller is a party or by which that Seller is bound that is material; or

(C)

any Applicable Laws or licences applicable to that Seller; and

(iii)

will not create or trigger any Encumbrances except in favour of Purchaser.

Share Purchase Agreement

(c)

No Change of Control:  The execution and delivery of this Agreement, the sale of the DECL Shares to Purchaser in accordance with the provisions of this Agreement and the performance of Sellers’ obligations under this Agreement will not result in any “change of control” or similar event or circumstance under the terms of any Material Contract except as provided in Part 1 of Schedule D.

3.5

Enforceability of Obligations

This Agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to bankruptcy, winding-up, insolvency, moratorium, arrangement, reorganization and other similar laws affecting creditors’ rights generally, and to general principles of equity.

3.6

Residences of Sellers

Each Seller is a non-resident of Canada for the purposes of the Tax Act.

3.7

No Advisors or Consultants

The Corporation has not employed nor is it subject to the valid Claim of any advisor, finder, consultant or other similar intermediary in connection with the Purchase who will be entitled to a fee, commission or other similar payment contingent on the completion of the Purchase.  The Corporation shall not be liable for any fee, commission or other payment that may be due to Sellers’ Investment Bankers, Sellers’ Counsel or Sellers’ tax consultants.

3.8

Authorizations

No material Authorizations are required on the part of any of the Sellers in connection with the Purchase or the performance of its other obligations under this Agreement other than the Competition Act Approval.

3.9

Unaudited Financial Statements

The consolidated, unaudited balance sheets and income statements contained in the Unaudited Financial Statements:

(a)

have been prepared from the books and records of the Corporation and the Subsidiaries in accordance with GAAP consistently applied during the periods involved, except to the extent that, neither notes nor statements of cash flows are provided therein; and

(b)

fairly present in all material respects the consolidated financial position of the Corporation and the Subsidiaries as of the dates thereof and the consolidated results of their operations for the periods then ended;

provided that the results provided therein are subject to normal period end adjustments, including for subsequent events; and nothing in the foregoing representation and warranty shall be or shall be construed to be a representation regarding any financial results beyond the applicable periods in those statements.

3.10

Minute Books

The minute books of the Corporation and the Subsidiaries are complete and correct in all material respects with respect to all significant resolutions of the directors and shareholders of each of those entities.

Share Purchase Agreement

3.11

Corporate Registers

The register of shareholders or partners, as applicable, and register of transfers of the Corporation and each of the Subsidiaries contained in its minute book is complete and accurate in all material respects.

3.12

Books and Records

The Books and Records have been kept by the Corporation in reasonable detail and, to Sellers’ knowledge, accurately and fairly reflect the transactions and dispositions of the Corporation and the Subsidiaries.

3.13

Distributions

No Distributions will be made from or after the Working Capital Date.

3.14

Business Carried on in the Ordinary Course

Since December 31, 2006:

(a)

the Business has been carried on in the Ordinary Course except for:

(i)

entering into and completing the transactions referred to in Section 9.4; and

(ii)

the sale of the DECL Shares in accordance with this Agreement; and

(b)

the Business has been conducted in material compliance with all Applicable Laws.

3.15

Material Obligations

(a)

Acquisitions:  Neither the Corporation nor any of the Subsidiaries are party to or bound by any agreement of any nature to acquire any shares or other securities of any corporation, partnership interests in any partnerships or any other equity interests or to merge or consolidate with any other entity, to sell or acquire any assets or to acquire, capitalize or invest in any business.

(b)

Guarantees:  Neither the Corporation nor any of the Subsidiaries have currently guaranteed, endorsed, assumed or indemnified, contingently or otherwise, any obligations or indebtedness of any Person except in the Ordinary Course of the Business.

(c)

Indebtedness:  Neither the Corporation nor any of the Subsidiaries will have any indebtedness for borrowed money at the Closing.

(d)

Material Liabilities:  Neither the Corporation nor any of the Subsidiaries will have any material Liabilities at the Closing Date, whether those Liabilities are absolute or contingent, other than Liabilities:

(i)

described or referred to in the Unaudited Financial Statements;

(ii)

incurred or arising in the Ordinary Course of the Business (including Liabilities arising in the Ordinary Course of the Business for Taxes) since the date of the Unaudited Financial Statements; and

(iii)

regarding the Claims described in Part 1 of Schedule C.

Share Purchase Agreement

3.16

Litigation

Except as provided in Part 1 of Schedule C, there are no Claims in existence, or to the Sellers' knowledge threatened, and no unsatisfied judgments against the Corporation or any of the Subsidiaries or any consent decrees or injunctions to which the Corporation or any of the Subsidiaries is subject.

3.17

Taxes

(a)

Tax Matters:  The Corporation and the Subsidiaries have duly and timely:

(i)

filed all Tax Returns required to be filed by each of them prior to the date hereof and those Tax Returns are accurate in all material respects;

(ii)

paid all Taxes (including instalments) due and payable by the Corporation and the Subsidiaries prior to the date hereof; and

(iii)

collected or withheld and remitted to the appropriate Government Authorities all Taxes required to be collected, withheld or remitted by the Corporation and the Subsidiaries ;

and there are no Claims pending by any Government Authority against the Corporation or any Subsidiary in respect of Taxes.

(b)

Arrangements Regarding Taxes:  Neither the Corporation nor any of the Subsidiaries has entered into any agreement, waiver or other arrangement with any Government Authority respecting Taxes payable by it or Tax Returns required to be filed by it.

(c)

Tax Status:  The Corporation and each of the Corporate Subsidiaries is a taxable Canadian corporation (as defined in the Tax Act).

(d)

Goods and Services Tax:  The Corporation and the Subsidiaries are duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax.

(e)

Audits:  Except as provided in Part 4 of Schedule C, there are no matters under audit or appeal with any Government Authority relating to Taxes of the Corporation or any Subsidiary.

(f)

Tax Year:  The taxation year end of the Corporation and each of the Corporate Subsidiaries is December 31; and the fiscal period end of the Partnership Subsidiary is January 31.

3.18

Absence of Certain Changes

Except as disclosed to Purchaser in this Agreement including with respect to the transactions referred to in Section 9.4, since December 31, 2006 there has not been any change in the financial condition, Assets, Business, or operations of the Corporation and the Subsidiaries that has had a Material Adverse Effect.

3.19

Title to Assets

Sellers do not warrant that the Corporation and the Subsidiaries have title to the Assets but do warrant that, to Sellers’ knowledge, the interests of the Corporation and the Subsidiaries in and to Assets are now and will be at the Closing Date, free and clear of all Encumbrances created by, through or under the Corporation and the Subsidiaries, except Permitted Encumbrances;

Share Purchase Agreement

3.20

Compliance with Agreements

Except as described in Part 5 of Schedule C, to Sellers’ knowledge:

(a)

the Corporation and the Subsidiaries are not in default under Applicable Law or the Title and Operating Documents applicable to the Assets; and

(b)

the Corporation and the Subsidiaries have not failed to comply with, perform, observe or satisfy, any term, condition, obligation or liability which has heretofore arisen under the provisions of Applicable Law or any of the Title and Operating Documents applicable to the Assets;

which default or failure would reasonably be expected to have a Material Adverse Effect.

3.21

No Default Notices

Except as described in Part 5 of Schedule C, the Corporation and the Subsidiaries have not received from any Third Party notice of violation of or default under any other obligation, agreement, document, order, writ, injunction or decree of any Government Authority that relates to the Assets and to Sellers’ knowledge, no particular circumstance presently exists which may give rise to any such violation or default and, additionally, to Sellers’ knowledge, there are no such outstanding defaults or notices of default in relation to any Third Party.

3.22

Financial Commitments

Except as set forth in Schedule F, and except for operating costs incurred in the Ordinary Course of the Business, there are no outstanding AFEs or other financial commitments respecting the Assets pursuant to which individual expenditures of greater than $250,000 may be required by the Corporation or any Subsidiary after May 31, 2007.

3.23

Royalties

To Sellers knowledge, all royalties and all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of the Assets or the production of Petroleum Substances or the receipt of proceeds therefrom payable by the Corporation and the Subsidiaries in respect of the Assets have been paid and discharged and all such obligations which are the responsibility of Third Parties related to the Assets have been paid and discharged.

3.24

Environmental Matters

Except as set out in Schedule C, the Corporation and the Subsidiaries have not received, nor are Sellers aware that any Third Party has received:

(a)

any notice, order or directive under Applicable Law which relates to Environmental Liabilities and which requires any work, repairs, construction or capital expenditures which is outstanding, where those orders or directives have not been complied with in all material respects; or

(b)

any demand or notice issued by any Third Party with respect to the breach of Applicable Law pertaining to the Assets that relates to the Environment, health or safety, including any matter respecting the Release, use, storage, treatment, transportation or disposition of environmental contaminants which demand or notice remains outstanding.

Share Purchase Agreement

3.25

Operation of Tangibles and Wells

All Operations in respect of the Tangibles and the Wells conducted by the Corporation and the Subsidiaries have been conducted in accordance with good oilfield industry practices, and to Sellers’ knowledge, all Applicable Law, all Permits and the requirements of all Government Authorities have been complied with, with respect to those Operations except such failures to comply as would not individually or in the aggregate have a Material Adverse Effect and all Operations in respect of the Tangibles and Wells conducted by Third Parties have to Sellers’ knowledge been conducted in accordance with good oilfield industry practices (subject to the representations and warranties set forth in this Article 3).

3.26

Regarding Contracts

To Sellers’ knowledge:

(a)

Schedule D contains a list of all Material Contracts that will be binding on the Corporation, the Subsidiaries or the Assets after Closing; and

(b)

except as disclosed in Part 2 of Schedule D:

(i)

the Corporation and the Subsidiaries are not in default under any Material Contract except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect;

(ii)

there are no Contracts for the purchase, sale or exchange of Petroleum Substances that will be binding on Corporation, the Subsidiaries or any of the Assets after Closing that Purchaser will not be entitled to terminate at will (without penalty) on 90 days’ notice or less.

There are no Contracts between Sellers and their Affiliates and there are no futures, swaps, options or other financial derivatives that will be binding on the Corporation, the Subsidiaries or the Assets after Closing except the Transition Services Agreement.

3.27

Quiet Enjoyment

Subject to the rents, covenants, conditions and stipulations in the Title and Operating Documents regarding the Assets and subject to the Permitted Encumbrances and the other representations and warranties in this Article 3, from and after Closing, the Corporation and the Subsidiaries will be entitled to hold and enjoy the interests in the Assets attributed to them in the Schedules hereto for their use and benefit without any interruption of or by Sellers or any Third Party claiming by, through or under Sellers.

3.28

Examination of Assets

Sellers shall have exercised reasonable efforts to make available to Purchaser, prior to the expiry of the Examination Period, all of the Title and Operating Documents and documents comprising the Miscellaneous Interests in their possession or to which they have access and any other information, documents and agreements that are relevant to the Assets or the Business (including without limitation, all of the Material Contracts) including information, documents and agreements relevant to title to the Assets, Abandonment and Reclamation Obligations, other Environmental Liabilities, production or revenue from the Assets and other information, documents and agreements that are reasonably required by Purchaser or which have otherwise been reasonably requested by Purchaser.

Share Purchase Agreement

3.29

Reduction of Interests

To Sellers’ knowledge, except as otherwise disclosed in Schedule A or in the Data Room, the Corporation’s and the Subsidiaries’ interests in the Assets are not subject to reduction by reference to a payout or production penalty or otherwise through any right or interest granted by through or under the Corporation or any of the Subsidiaries or of which it has knowledge.

3.30

Receipt of Revenue

To Sellers’ knowledge, the Corporation and the Subsidiaries have been receiving the share of the net proceeds of production from the Assets attributable to their interests as shown in the Schedules hereto.

3.31

Production Imbalances

Except as provided in Part 3 of Schedule C the Corporation and the Subsidiaries do not have production imbalances with co-owners of the Assets as a result of past production in excess of the share to which they are entitled.

3.32

[Redacted]

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and, regarding Section 4.6 and Section 4.10 through and including Section 4.13, the Guarantors represent and warrant to Sellers, acknowledging that Sellers are relying on these representations and warranties in entering into this Agreement and completing the Purchase, that:

4.1

Incorporation and Formation

Purchaser is a duly incorporated and validly existing under the laws of Alberta.

4.2

Due Authorization

(a)

Capacity:  Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all documents required to be executed and delivered by Purchaser at Closing and to consummate the transactions contemplated by this Agreement and by those documents.

(b)

Authority, Etc.:  The execution and delivery of this Agreement and the completion of the Purchase and the performance of Purchaser’s obligations under this Agreement:

(i)

have been duly authorized by all necessary corporate action on the part of Purchaser; and

(ii)

do not and will not conflict with or result in the violation or breach of or render Purchaser in default of, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of:

(A)

any provisions of Purchaser’s Constating Documents;

(B)

any Contract to which Purchaser is a party or by which Purchaser is bound that is material to the business of Purchaser; or

Share Purchase Agreement

(C)

any Applicable Laws or licences applicable to Purchaser.

4.3

Enforceability of Obligations

This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, winding-up, insolvency, moratorium, arrangement, reorganization and other similar laws affecting creditors’ rights generally, and to general principles of equity.

4.4

Investment Canada

Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

4.5

Authorizations

No material Authorizations are required on the part of Purchaser in connection with the Purchase or the performance of any of its other obligations under this Agreement other than the Competition Act Approval.

4.6

Financing

Purchaser has the financial capacity to pay the Adjusted Purchase Price and make the other payments required of Purchaser in accordance with the terms of this Agreement.  [Redacted]

4.7

Brokers

Purchaser has not incurred any liability or obligation for any brokerage fees, commissions, finders’ fees or similar compensation with respect to this Agreement or the transactions contemplated hereby for which Sellers will be liable.

4.8

No Knowledge of Misrepresentations or Omissions

Purchaser has no knowledge that any representation or warranty of Sellers in this Agreement or any agreement contemplated hereby is not true and correct in all material respects and Purchaser has no knowledge of any material errors in, or material omissions from, the Schedules or attachments to any agreement contemplated hereby except as may be disclosed by Purchaser in writing to Sellers pursuant to Section 9.16(a).

4.9

Purchaser as Principal

Purchaser is acquiring the DECL Shares, in its capacity as principal, and is not purchasing those DECL Shares for the purpose of resale or distribution to a Third Party.

4.10

Incorporation

Each Guarantor is a trust duly organized and validly existing under the laws of Alberta.

4.11

Due Authorization

(a)

Capacity:  Each Guarantor has all necessary power, authority and capacity to enter into this Agreement and all documents required to be executed and delivered by that Guarantor at Closing and to consummate the transactions contemplated by this Agreement and by those documents.

(b)

Authority, Etc.:  The execution and delivery of this Agreement and the performance of each Guarantor’s obligations under this Agreement:

Share Purchase Agreement

(i)

have been duly authorized by all necessary action on the part of that Guarantor; and

(ii)

do not and will not conflict with or result in the violation or breach of or render that Guarantor in default of, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of:

(A)

any provisions of that Guarantor’s Constating Documents;

(B)

any Contract to which that Guarantor is a party or by which that Guarantor is bound that is material to the business of that Guarantor; or

(C)

any Applicable Laws or licences applicable to that Guarantor.

4.12

Enforceability of Obligations

This Agreement constitutes a legal, valid and binding obligation of each Guarantor, enforceable against that Guarantor in accordance with its terms, subject to bankruptcy, winding-up, insolvency, moratorium, arrangement, reorganization and other similar laws affecting creditors’ rights generally, and to general principles of equity.

4.13

Authorizations

No material Authorizations are required on the part of each Guarantor in connection with the performance of any of its obligations under this Agreement.

ARTICLE 5
REGARDING REPRESENTATIONS, WARRANTIES
AND COVENANTS

5.1

Survival of Sellers’ Representations and Warranties and Limitations on Claims

(a)

Survival of Representations, Etc.:  The representations and warranties of Sellers set forth in Article 3 and Sellers’ liability in respect thereof under Sellers’ indemnity provided in Section 14.1(a) shall survive the Closing for the benefit of Purchaser to and including March 31, 2008, after which time Purchaser shall not be entitled to advance, make or bring any further Claims whatsoever against Sellers with respect to those representations and warranties, or its indemnity relating thereto in Section 14.1(a); provided that notwithstanding the foregoing provisions of this Section 5.1(a):

(i)

the representations and warranties in Section 3.2 and Section 3.3 and the indemnities related thereto shall survive for an indefinite period from the Closing; and

(ii)

the representations and warranties in Section 3.17 and the indemnities related thereto (including the indemnities in Article 15) shall continue in full force and effect for the benefit of Purchaser until seven years after the Closing Date.

(b)

Limit on Claims:  Purchaser shall not be entitled to make any Claim for a breach of a representation or warranty under this Agreement unless each such Claim is in excess of $1,000,000 (any Claim exceeding that amount being a “Material Claim”) in the case of

Share Purchase Agreement

any single incorrect or inaccurate representation or warranty and the aggregate amount of all of those Material Claims incurred by Purchaser as a result of all incorrect or inaccurate representations and warranties of Sellers contained in this Agreement (including any Material Claims for indemnity under Section 14.1(a) arising out of those incorrect or inaccurate representations or warranties) is equal to or greater than 5% of the Purchase Price, in which case Purchaser will be entitled (subject to Section 5.1(c)) to recover all Losses of Purchaser in excess thereof related to those Material Claims.

The foregoing dollar minimums in this Section 5.1(b) shall not apply to any Claims in respect of inaccurate or incorrect representations and warranties in Sections 3.2 or 3.3.

(c)

Maximum Liability. Notwithstanding any other provisions of this Agreement, the maximum cumulative Liability of Sellers in the aggregate in respect of all Claims regarding:

(i)

incorrect or inaccurate representations and warranties in Sections 3.2 or  3.3 (including on indemnities arising therefrom) and Sellers’ indemnity in Section 14.1(c)(ii) will be limited to an amount not greater than the amount equal to the difference between the Purchase Price minus the amount of all Liabilities of Sellers incurred and paid to Purchaser pursuant to Section 5.1(c)(ii); and

(ii)

incorrect or inaccurate representations and warranties (other than those contained in Sections 3.2 or 3.3) and breaches of covenants in this Agreement (including on indemnities arising therefrom, including the indemnities provided by Sellers in Section 14.1(a) and Section 14.1(c)) (other than the indemnity provided by Sellers in Section 14.1(c)(ii)) will be limited to 25% of the Purchase Price.

(d)

Non-Application:  For greater certainty, the limits on the survival of representations and warranties provided in Section 5.1(a) and on the Claims that Purchaser may bring with respect to breached representations and warranties provided in Section 5.1(b) do not apply to Claims in respect of breaches of covenants by Sellers in this Agreement, including covenants to pay the net amount of adjustments pursuant to Section 2.6(e), or to indemnities in respect thereof.

5.2

Survival of Purchaser’s Representations and Warranties and Limitations on Claims

(a)

Survival of Representations:  The representations and warranties of Purchaser set forth in Article 4 shall survive the Closing for the benefit of Sellers to and including March 31, 2008, after which time Sellers shall not be entitled to advance, make or bring any Claims whatsoever against Purchaser with respect to those representations and warranties, or any other indemnities relating thereto.

(b)

Maximum Liability:  If Closing does not occur due to a default of Purchaser of the terms and conditions of this Agreement:

(i)

if the default was attributable to the Guarantors’ financing referred to in Section 4.6 not being funded due to a Market Out, the Deposit together with interest thereon while held by Sellers will be forfeited to and retained by Sellers pursuant to Section 2.4(b) as a genuine pre-estimate by the Parties of Sellers’ damages resulting from the Closing not occurring and as Sellers’ sole remedy in respect of Purchaser’s default; and

Share Purchase Agreement

(ii)

in all other cases, forfeiture of the Deposit and interest thereon while held by Sellers shall be forfeited to and retained by Sellers pursuant to Section 2.4(b) as partial consideration for Sellers’ liquidated damages as a result of Closing not occurring and in addition to any other rights or remedies Sellers have under or in respect of this Agreement as a result of Purchaser’s default provided that:

(A)

the maximum Liability of Purchaser for or in respect of that default shall not exceed 35% of the Purchase Price (with the Deposit and any interest accrued thereon prior to forfeiture being applied to that maximum Liability); and

(B)

if Purchaser’s default was attributable to one but not both Guarantors failing to provide Purchaser with that Guarantor’s share of the amounts required to be paid by Purchaser under this Agreement on Closing, then Sellers will only have a Claim against Purchaser and the defaulting Guarantor for the amount in Section 5.2(b)(ii)(A); and the Liability of the non-defaulting Guarantor shall be limited to the forfeiture of the Deposit and any interest accrued thereon.

5.3

No Consequential Damages

Neither Party will, in any circumstances whatsoever, be liable under this Agreement to the other Party for indirect, incidental, consequential, exemplary or punitive damages, suffered, sustained, paid, incurred or claimed by the other Party or the other Party’s Related Parties.  However, nothing in this Agreement shall in any way limit the right of any Indemnified Person to be indemnified pursuant to Article 14 for any and all indirect, incidental, consequential, exemplary or punitive damages of every nature and kind whatsoever, including loss of profits and revenues, that are part of any Claim by a Third Party.

5.4

No Other Representations or Warranties of Sellers

(a)

Purchaser acknowledges to, and agrees with, Sellers as follows:

(i)

except as set forth in Article 3, none of Sellers, the Corporation, the Subsidiaries or anyone acting on any of their behalves (including any of their Related Parties) have made any representation or warranty whatsoever, either express or implied, with respect to the Corporation,  the Subsidiaries, the Assets or their Liabilities or Business activities and each of them expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser or its Related Parties in any manner, except for those expressly set forth in Article 3;

(ii)

Sellers have provided Purchaser with the opportunity to conduct all such inquiries, investigations and due diligence regarding the Corporation, the Subsidiaries, and the respective Assets, Liabilities and Business activities of the Corporation and the Subsidiaries and all such other matters as Purchaser considers necessary or desirable in connection with the completion of the Purchase in accordance with this Agreement;

(iii)

subject at all times to Sellers’ representations and warranties in Article 3, Purchaser has entered into this Agreement as a result of its own due diligence,

Share Purchase Agreement

investigations, enquiries, advice and knowledge, and Purchaser assumes full business and financial risk in connection with the Purchase including the Assets and the Business;

(iv)

except for its rights under this Agreement and the Confidentiality Agreement, Purchaser hereby waives all rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against Sellers, the Corporation, the Subsidiaries or anyone acting on any of their behalves in respect of the DECL Shares, the Assets, the Business or any representations or statements made, or information or data furnished, to Purchaser or anyone acting on Purchaser’s behalf in connection therewith or otherwise (whether made or furnished by or on behalf of Sellers and whether made or furnished orally or by electronic, faxed, written or other means);

(v)

inclusion of a matter on a Schedule with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Schedules may include matters not required by the terms of this Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included; and

(vi)

a matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is relevant.

(b)

Sellers hereby expressly negate and disclaim, and shall not be liable for, any representations or warranties made or alleged to have been made to Purchaser or its Related Parties in this Agreement or otherwise with respect to any of the following matters:

(i)

except for the representations and warranties expressly set forth in Article 3, any data or information provided or made available to Purchaser by Sellers’ Representatives in the Data Room, on plant or site visits, in management presentations, in meetings with Sellers’ management or employees or otherwise;

(ii)

the value of the DECL Shares or the Assets or the future cash flow therefrom;

(iii)

except as expressly provided in Article 3, the Environmental condition of any Lands or Assets or any Environmental Liability;

(iv)

except as expressly provided in Article 3, the quality, condition, fitness, merchantability or suitability of use for any purpose, of any tangible, depreciable equipment or property that forms part of the Assets;

(v)

any engineering or geological information or interpretations thereof or any economic evaluations;

(vi)

except as expressly provided in Article 3, title to the Assets;

(vii)

except as expressly provided in Article 3, any Liabilities or Claims related to the Assets or Operations in respect of the Assets;

Share Purchase Agreement

(viii)

the quantity, quality or recoverability of Petroleum Substances; or

(ix)

the rates of production of Petroleum Substances.

ARTICLE 6
PURCHASER’S CONDITIONS

The obligation of Purchaser to complete the Purchase in accordance with this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions (collectively, the “Purchaser’s Conditions”) each of which is acknowledged to be inserted for the exclusive benefit of Purchaser and may be waived by Purchaser in whole or in part:

6.1

Correctness and Accuracy of Representations and Warranties

The representations and warranties of Sellers contained in Article 3 shall be correct and accurate as at the Closing Date with the same effect as if made at and as of the Closing Date except to the extent that:

(a)

those representations and warranties are affected by actions or omissions consented to or waived by Purchaser in writing; or

(b)

any breaches or inaccuracies in those representations and warranties do not in the aggregate, have a Material Adverse Effect (provided that for the purposes of determining whether such Material Adverse Effect has occurred, all of the Sellers' representations and warranties will be construed and interpreted without having regard or giving effect to Material Adverse Effect qualifiers contained therein);

and Purchaser shall have received a certificate to that effect at or before the Closing Date from an officer of each Seller.

6.2

Performance of Obligations

Sellers shall, at or before the Closing Date, have performed or complied in all material respects with, all their obligations, covenants and agreements under this Agreement required to be performed or complied with by them prior to or on the Closing Date including delivery of the items which Sellers are required to deliver pursuant to Section 8.3; and Purchaser shall have received a certificate to that effect at or before the Closing Date from an officer of each Seller.

6.3

Competition Act Approval

The Competition Act Approval shall have been obtained on terms satisfactory to Purchaser acting reasonably and shall be in full force and effect.

6.4

No Injunctions or Restraints

No restraining order, injunction or other order or decree issued by any Government Authority of competent jurisdiction enjoining, restraining or otherwise preventing the completion of the Purchase in accordance with this Agreement shall be in effect; provided, however, that each of the Parties shall use commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order or decree and to cause any such restraining order, injunction or other order or decree that may be entered to be vacated or otherwise rendered of no effect.

Share Purchase Agreement

ARTICLE 7
SELLERS’ CONDITIONS

The obligation of Sellers to complete the Purchase in accordance with this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions (collectively, the “Sellers’ Conditions”) each of which is acknowledged to be inserted for the exclusive benefit of Sellers and may be waived by Sellers in whole or in part:

7.1

Correctness and Accuracy of Representations and Warranties

The representations and warranties of Purchaser and the Guarantors contained in Article 4 shall be correct and accurate in all material respects as at the Closing Date with the same effect as if made at and as of the Closing Date except to the extent those representations and warranties are affected by actions and omissions consented to or waived by Sellers in writing; and Sellers shall have received a certificate to that effect at or before the Closing Date from an officer of Purchaser and each Guarantor.

7.2

Performance of Obligations

Purchaser shall, at or before the Closing Date, have performed or complied with, in all material respects, all its obligations, covenants and agreements under this Agreement required to be performed or complied with by it prior to or on the Closing Date including paying all amounts of money due on Closing in the form stipulated in this Agreement and delivering the items which Purchaser is required to deliver pursuant to Section 8.4, except to the extent that any failure to perform or non-compliance does not, in the aggregate, have an adverse effect on Purchaser’s ability to complete the Purchase in accordance with the provisions of this Agreement; and Sellers shall have received a certificate to that effect at or before the Closing Date from an officer of Purchaser.

7.3

Competition Act Approval

The  Competition Act Approval shall have been obtained on terms satisfactory to Sellers acting reasonably and shall be in full force and effect.

7.4

No Injunctions or Restraints

No restraining order, injunction or other order or decree issued by any Government Authority of competent jurisdiction enjoining, restraining or otherwise preventing the completion of the Purchase in accordance with this Agreement shall be in effect; provided, however, that each of the Parties shall use commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order or decree and to cause any such restraining order, injunction or other order or decree that may be entered to be vacated or otherwise rendered of no effect.

ARTICLE 8
CLOSING

8.1

Place of Closing

The Closing shall take place at the Closing Date at the offices of Sellers’ Counsel located at Suite 4300, Bankers Hall West, 888 – 3rd Street SW, Calgary, Alberta, or at such other place as may be agreed on in writing by Sellers and Purchaser, if the conditions of Closing herein contained have been satisfied or waived.

8.2

Tender

Any tender of documents or money under this Agreement regarding Closing may be made on the Parties or their respective counsel and, subject to any express provisions of this Agreement to the

Share Purchase Agreement

contrary, money shall be tendered by wire transfer of immediately available Canadian dollars to the account specified in writing by the Party to which payment is being made or, if applicable, the Escrow Agent.

8.3

Sellers’ Closing Deliveries

(a)

Pre-Closing Deliveries:  At least three Business Days before the Closing Date Sellers shall deliver to Purchaser:

(i)

the Closing Statement; and

(ii)

wire transfer instructions for the payments at the Closing Date to Sellers and, if applicable, the Escrow Agent.

(b)

Closing Deliveries:  At or before the Closing Date, Sellers and, if applicable, the Escrow Agent shall have delivered to Purchaser the following, in form and substance satisfactory to Purchaser, acting reasonably:

(i)

share certificates representing the DECL Shares, duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to Purchaser (acting reasonably) that Purchaser or its nominee(s) have been entered on the books of the Corporation as the registered holder of the DECL Shares;

(ii)

certified copies of:

(A)

the Constating Documents of the Corporation and each of the Subsidiaries;

(B)

all resolutions of the boards of directors of Sellers and the Corporation approving the entering into and completion of the Purchase and (in the case of the Corporation) the transfer of the DECL Shares to Purchaser; and

(C)

a list of the officers of each Seller and the Corporation authorized to sign agreements, certificates, transfers and any other writings in respect of the Purchase, together with their specimen signatures;

(iii)

certificates of status dated as of or about the Closing Date with respect to the Corporation issued by the appropriate Government Authority;

(iv)

a certificate from each Seller confirming the matters described in Section 6.1 and Section 6.2;

(v)

an opinion of counsel to Sellers as to the matters set forth in Schedule J which opinion may be given by or in reliance on an opinion from in-house counsel or agent counsel or a combination thereof and may be subject to customary assumptions, qualifications and limitations.  With respect to any factual matters relevant to the opinions, counsel may rely on certificates of officers of Sellers;

(vi)

a duly executed resignation and release, effective as of the Closing Date, of each director of the Corporation and the Subsidiaries;

Share Purchase Agreement

(vii)

original share books, share ledgers and minute books and corporate seals and an undertaking from Sellers to deliver to Purchaser promptly after Closing all other Books and Records;

(viii)

if applicable, the Certificate provided by each Seller pursuant to Section 2.5(b);

(ix)

a receipt for payment of the amount provided in Section 2.3, less, if applicable, any amount withheld pursuant to Section 2.5;

(x)

the Escrow Agreement duly executed by Sellers and the Escrow Agent regarding any amounts to be withheld pursuant to Section 2.5;

(xi)

the Transition Services Agreement signed by Sellers;

(xii)

an assignment of the [Redacted] to Sellers or their nominee signed by Sellers or their nominee;

(xiii)

assignments to Purchaser of the confidentiality agreements referred to in Section 9.11;

(xiv)

copies of receipts for payment of the indebtedness and other amounts referred to in Section 9.13;

(xv)

copies of the releases provided by the Employees in respect of the payments made pursuant to Section Error! ReferenDDD;

(xvi)

evidence satisfactory to Purchaser, acting reasonably, that:

(A)

the hedges and other arrangements described in Section 9.14 are no longer binding on the Corporation or the Subsidiaries; and

(B)

except for replacement financial assurances provided for in Section 9.5, all of the Excluded Assets have been transferred and all of the Excluded Liabilities have been fully discharged or assigned by the Corporation and the Subsidiaries, as applicable, and the Corporation and the Subsidiaries have been released from all further obligations and liabilities with respect thereto; and

(xvii)

any other documents reasonably required to be delivered by Sellers to Purchaser at Closing Date pursuant to this Agreement.

8.4

Purchaser’s Closing Deliveries

At or before the Closing Date, Purchaser shall have delivered to Sellers the following, in form and substance satisfactory to Sellers, acting reasonably:

(a)

the amounts provided in Section 2.3 allocated to each Seller as provided in Section 2.2, less, if applicable, any amounts required to be withheld pursuant to Section 2.5 (which withheld amounts shall be delivered to Escrow Agent pursuant to the provisions of that Section) by wire transfer in accordance with Section 8.2;

(b)

confirmation that any amount to be withheld pursuant to Section 2.5 has been received by Escrow Agent;

Share Purchase Agreement

(c)

the amount of any of the Corporation’s Auditors’ fees referred to in Section 9.18(a) that have not been paid by Purchaser;

(d)

certified copies of:

(i)

the Constating Documents of Purchaser and each of the Guarantors;

(ii)

all resolutions of the board of directors of Purchaser and each of the Guarantors approving the entering into and completion of the Purchase and the guarantee contemplated in this Agreement;  and

(iii)

a list of the officers and directors of Purchaser and each of the Guarantors authorized to sign agreements and any certificates, transfers and other writings in respect of the Purchase, together with their specimen signatures;

(e)

certificates of status dated as of or about the Closing Date with respect to Purchaser and each of the Guarantors issued by the appropriate Government Authority;

(f)

a certificate confirming the matters described in Section 7.1 and Section 7.2;

(g)

an opinion of counsel to Purchaser and the Guarantors as to the matters set forth in Schedule K, which opinion may be subject to customary assumptions, qualifications and limitations.  With respect to any factual matters relevant to the opinions, counsel may rely on certificates of officers of Purchaser and the Guarantors, as applicable;

(h)

copies of the Competition Act Approval;

(i)

a release, discharge, and indemnity duly executed by the Corporation and approved by Purchaser, in favour of each individual referred to in Section 8.3(b)(vi);

(j)

the Escrow Agreement duly executed by Purchaser regarding any amounts to be withheld pursuant to Section 2.5;

(k)

the Transition Services Agreement signed by Dominion Exploration Canada Ltd. and Dominion Exploration Partnership;

(l)

an assignment of the [Redacted] to Sellers or their nominee signed by the Corporation and/or the applicable Subsidiary(ies);

(m)

any letters of credit, credit support or other financial assurances required to be provided by Purchaser pursuant to Section 9.5; and

(n)

any other documents reasonably required to be delivered by Purchaser to Sellers at Closing Date pursuant to this Agreement.

8.5

Post Closing

Purchaser acknowledges that Sellers are not responsible to fund any aspect of the Business from and after Closing.

Share Purchase Agreement

ARTICLE 9
OTHER COVENANTS

9.1

Conduct of Business Prior to Closing

From the date of this Agreement until the Closing Date except for the transactions referred to in Section 9.4, Sellers shall cause the Corporation and the Subsidiaries to:

(a)

conduct the Business in the Ordinary Course and as otherwise specifically contemplated or permitted by this Agreement;

(b)

use commercially reasonable efforts to maintain good relations with Persons having business relationships with the Corporation; and

(c)

comply in all material respects with:

(i)

all Applicable Laws; and

(ii)

all of the Title and Operating Documents and the Material Contracts.

9.2

Negative Covenants

From the date of this Agreement until the Closing Date except for the transactions referred to in Section 9.4 Sellers shall not, without the consent of Purchaser cause or permit the Corporation or any Subsidiary to:

(a)

amend its Constating Documents;

(b)

issue, sell or agree to issue or sell:

(i)

any shares of its capital stock or any of its units or partnership interests, as applicable; or

(ii)

any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock or any of its units or partnership interests, as applicable;

provided, however, that shares may be issued in conjunction with the capitalization of the Corporation or a Subsidiary to repay indebtedness in accordance with Section 9.13, in which event those additional shares shall, if applicable, become part of the DECL Shares and Assets delivered at Closing;

(c)

purchase, cancel, redeem or otherwise acquire any shares (including the DECL Shares), units or partnership interests;

(d)

engage in any activity or enter into any transaction outside of the Ordinary Course of the Business;

(e)

merge into, amalgamate into, or with or consolidate with any other Person or acquire all or substantially all of the business or assets of any other Person;

(f)

make any Advances or declare, set aside, make or pay any Distributions or redemptions;

Share Purchase Agreement

(g)

sell, transfer or otherwise dispose of any of the Assets having an aggregate fair market value greater than [Redacted]; make any such sales, transfers or dispositions to Persons other than Third Parties; or Distribute any net proceeds received by the Corporation or the Subsidiaries pursuant to any such sales, transfers, or dispositions;

(h)

create any new Encumbrances on the Assets other than Permitted Encumbrances;

(i)

incur, create, or assume any indebtedness for borrowed money or guarantee any such cash indebtedness, other than: contractual or statutory joint and several liability obligations for joint operations, accounts payable incurred in the Ordinary Course of the Business, indebtedness to or guarantees for the Corporation or a Subsidiary) and indebtedness for borrowed money incurred in the Ordinary Course of the Business before the Interim Period;

(j)

enter into any joint venture, partnership or other similar arrangement or form any other new material arrangement for the conduct of the Business;

(k)

make any single capital expenditure in excess of [Redacted], except in case of:

(i)

an emergency in order to prevent loss of life, injury to persons or damage to or loss of property;

(ii)

amounts which the Corporation or any Subsidiary is committed to spend and which have been disclosed to Purchaser  in Part 1 of Schedule F; or

(iii)

elections to participate in operations proposed by other Persons where non-participation would result in a penalty in excess of 200% or loss of land interests;

(l)

make any capital investment in, make any loan to, or purchase any securities of any Person (other than the Corporation or a Subsidiary); or

(m)

enter into any commitments to take any of the actions prohibited by any of the foregoing.

9.3

Dealings or Operations Regarding Assets

Subject to Section 9.2, from the date of this Agreement until the Closing Date, Sellers shall not permit the Corporation or any Subsidiary, without the prior written consent of Purchaser, to:

(a)

voluntarily assume any obligation or commitment where the Corporation’s or any Subsidiary’s share of the expenditure associated with any single such obligation or commitment is estimated by Sellers or the Corporation, acting reasonably, to exceed [Redacted];

(b)

surrender, abandon or allow to expire any of the Assets except:

(i)

Assets which have become worn out or obsolete; or

(ii)

where the rights of the Corporation or any Subsidiary to those Assets have expired or terminated;

(c)

propose or initiate the exercise of any right or option relative to, or arising as a result of the ownership of, any of the Assets, or propose or initiate any operations on the Assets

Share Purchase Agreement

which have not commenced or have not been committed to by the Corporation or any Subsidiary as of the date hereof in excess of [Redacted]; or

(d)

resign, or take any action which it would reasonably foresee would result in its resignation or replacement, as operator of any of the Assets.

The foregoing restrictions in this Section 9.3 shall not however apply to:

(i)

amounts spent in an emergency in order to prevent loss of life, injury to persons or damage to or loss of property;

(ii)

amounts spent pursuant to the commitments referred to in Section 9.2(k)(ii); or

(iii)

the transactions, payments and other matters referred to in Section 9.4.

If the Corporation or any Subsidiary makes expenditures or takes actions necessary to prevent loss of life or injury to individuals, damage to or loss of property, Sellers shall, or shall cause the Corporation to, give notice to Purchaser of those expenditures or actions and Sellers’ or the Corporation’s estimate of the amounts expended or to be expended in connection therewith as soon as reasonably possible in the circumstances.

If any capital expenditures or commitments by the Corporation and the Subsidiaries, other than as permitted pursuant to Section 9.2(k) or 9.3, involve in excess of [Redacted], prior to the making of any such expenditure or commitment, Sellers shall cause the Corporation and/or the Subsidiaries to provide notice of the expenditure or commitment to Purchaser with such detail regarding the proposed expenditure or commitment as is reasonable in the circumstances.  If Purchaser objects to that expenditure or commitment, acting reasonably, Purchaser shall notify Sellers of that objection in a timely manner having regard to the nature of the proposed expenditure or commitment, failing which Purchaser shall be deemed to have consented to the proposed expenditure or commitment.

Sellers will cause senior management of the Corporation and the Subsidiaries to meet with designated representatives of Purchaser and/or the Guarantors on a regular weekly basis to provide operational updates and to participate in discussions among them of planned and proposed activities, transition issues and other relevant matters.  In addition, but subject to Section 9.6, the Parties will agree on procedures for daily communications and meetings involving their respective designated representatives.

9.4

Certain Permitted Transactions

Nothing in this Article 9 or any other part of this Agreement shall restrict the Corporation and/or any Subsidiary from:

(a)

undertaking any transactions which would result in the transfer by the Corporation or a Subsidiary of an Excluded Asset or Excluded Liability to another Person, including assigning and releasing the capacity held by Dominion Exploration Canada Ltd. under the Alliance Transportation Agreements and paying the Capacity Release Payment for the release of Dominion Exploration Canada Ltd.’s obligations in respect thereof, provided that Purchaser, acting reasonably, approves the form of transfer agreement with respect to that transfer;

(b)

satisfying any judgment or settlement in respect of the [Redacted];

Share Purchase Agreement

(c)

causing Dominion Canada and DomCan NS to be wound up into or otherwise combined with the Corporation; or

(d)

making any of the payments referred to in Section 9.13, Section 9.14 or Section [Redacted];

or agreeing to do any of the foregoing; and Sellers shall take and shall cause the Corporation and the Subsidiaries to take such actions as are necessary to transfer the Excluded Assets and the Excluded Liabilities out of the Corporation and the Subsidiaries.

9.5

Replacement Financial Assurances

Prior to Closing, to the extent Sellers are able to cause the underlying obligations to the guarantees, credit support or other financial assurances related to the Assets that are disclosed in Schedule P to be terminated, Sellers will cause the Corporation and the Subsidiaries to terminate such of those underlying obligations as Purchaser may request and will promptly advise Purchaser of any such terminations.  Purchaser will, as part of the Closing, furnish any guarantees, credit support or other financial assurances related to the Assets that are disclosed in Schedule P as may be reasonably required by counterparties and Government Authorities so that Sellers and their Affiliates can be released from their obligations to those counterparties and Government Authorities and any letters of credit, guarantees, credit support or other financial assurances returned to Sellers and their Affiliates to the extent Sellers have not caused the underlying obligations to be terminated.

After Closing, Purchaser shall use commercially reasonable efforts to obtain return of the financial assurances referred to in this Section 9.5 that were not obtained prior to Closing to the extent that Sellers do not cause the underlying obligations to be terminated and, in any event, shall indemnify Sellers and their Affiliates (including the Corporation) and hold them harmless from and against any Claims, Losses and Liabilities that Sellers and their Affiliates or any one or more of them may suffer as a result of Sellers and their Affiliates not having been released from their obligations to counterparties and Government Authorities  referred to above in this Section 9.5.

9.6

Access

Sellers will give Purchaser and its Representatives access to the Assets and access to and the right to copy, at Purchaser’s expense, the records in possession of the Corporation and the Subsidiaries, for the purpose of conducting a confirmatory review of the Assets and for purposes of the disclosure contemplated by Section 9.18, but only to the extent that Sellers may do so without:

(a)

violating Applicable Laws, including the Competition Act; or

(b)

violating any obligations to any Third Party;

and to the extent that Sellers have authority to grant such access without breaching any restriction binding on the Corporation and the Subsidiaries.

Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets.  Purchaser’s access shall be limited to normal business hours of the Corporation and the Subsidiaries and to such other times as Sellers may agree, acting reasonably.  In this regard Sellers will act reasonably to accommodate Purchaser’s reasonable requests for access after normal business hours.  Purchaser’s right of access shall not entitle Purchaser to operate equipment or conduct intrusive testing or sampling.  All information obtained by Purchaser and its Representatives under this Section 9.6 shall be subject to the terms of the Confidentiality Agreement.

Share Purchase Agreement

Purchaser shall be entitled to conduct a Phase I environmental assessment and may conduct visual inspections, record reviews, and interviews relating to the Assets, including their condition and their compliance with the Environmental Laws (collectively, the “Phase I Investigation”), subject to the conditions described above.

9.7

Indemnity Regarding Access

Purchaser agrees to indemnify, defend and hold harmless Sellers, their Affiliates, the other owners of interests in the properties that the Assets are part of, and all of those Persons’ Related Parties from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their Related Parties, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person.

9.8

Confidentiality

Unless otherwise required by Applicable Laws, the rules of a listing authority or stock exchange or legal proceedings or unless permitted pursuant to Section 9.18 or Section 17.2:

(a)

prior to the Closing, Purchaser and each Guarantor shall keep, and shall cause their Related Parties to keep, confidential all information regarding the Corporation, the Subsidiaries, the Business and the Assets in accordance with the provisions of the Confidentiality Agreement; and

(b)

without limiting the generality of Section 9.8(a), each Party and each Guarantor shall, and shall cause its Related Parties to, keep confidential and non-public Tax information, records, and documents disclosed by the other Party or Guarantor, as applicable, or to which that Party or Guarantor, as applicable, has received or been granted access, pursuant to Article 15 and will not use that Tax information for any purpose other than making the determinations and taking such other actions contemplated by Article 15.

In addition to the foregoing provisions of this Section 9.8, Purchaser shall keep, and shall cause its Related Parties to keep, confidential all information disclosed by Sellers or Sellers’ Representatives relating to Sellers.

9.9

Actions to Satisfy Closing Conditions

Without derogating from any Party’s rights or obligations under this Agreement, it is agreed that Sellers shall act in good faith and use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the Conditions set forth in Article 6, and Purchaser shall act in good faith and use commercially reasonable efforts to satisfy, or cause to be satisfied, the Conditions set out in Article 7.  Each Party shall cooperate with the other Party and provide the other Party or its Representatives with information in its possession, and not otherwise available to the other Party, necessary to seek the approvals or waivers referred to in Article 6 and Article 7.  Each of Purchaser and Sellers shall act in good faith in determining whether or not a Condition in its favour has been satisfied.

9.10

Competition Act Filing

Without limiting the provisions of Section 9.9:

(a)

subject to Section 9.10(b) below, Purchaser and Sellers shall, and shall use all commercially reasonable efforts to cause their respective officers, employees, and Representatives to:

Share Purchase Agreement

(i)

within fourteen days after the date of this Agreement, make, at Purchaser’s expense, any filings of Purchaser, Sellers, the Corporation and/or any of their Affiliates which filings Purchaser and Sellers agree to be appropriate in order to obtain the Competition Act Approval;

(ii)

comply at the earliest practicable date with any request for additional information or documentary material received by Purchaser, Sellers, the Corporation or any of their Affiliates from the Canadian Competition Bureau pursuant to the Competition Act or any other Government Authority, as the case may be; and

(iii)

consult and cooperate in connection with any investigation, review or other inquiry in each case concerning the Purchase commenced by any Government Authority;

(b)

each Party shall:

(i)

promptly inform the other Party of any material communication received by that Party from the Canadian Competition Bureau or any other Government Authority regarding the Purchase;

(ii)

not agree to participate in any substantive meeting or discussion with the Canadian Competition Bureau or any representative thereof in respect of any filings, investigation or inquiry concerning the Purchase contemplated by this Agreement, whether oral or in person, unless it consults with the other Party in advance and, to the extent permitted by the Canadian Competition Bureau or any representative thereof, gives the other Party the opportunity to attend and participate thereat; and if that participation is either declined or not permitted, to furnish promptly thereafter a memorandum setting forth the material terms of that meeting or those discussions; and

(iii)

furnish the other Party in advance with copies of all correspondence, filings and communications between them and their Affiliates and their respective Representatives, on the one hand, and the Canadian Competition Bureau or any representative thereof or members of its staff, on the other hand, with respect to this Agreement and the Purchase and provide the other Party a reasonable opportunity to comment thereon and agrees to consider those comments in good faith;

(c)

Purchaser shall advise Sellers promptly in advance of any understandings, undertakings or agreements which Purchaser and the Corporation propose to make or enter into with the Canadian Competition Bureau in connection with the Purchase;

(d)

without limiting the foregoing provisions of this Section 9.10, Purchaser agrees to use commercially reasonable efforts to obtain any Authorization of any Government Authority necessary to enable the Parties to consummate the Purchase as soon as practicable, but in any event no later than the Outside Date, including committing to registration of a consent agreement under the Competition Act, on terms and conditions (including such undertakings and consent agreement, if any) which will not cause a Material Adverse Effect.; and

Share Purchase Agreement

(e)

Purchaser shall provide Sellers with copies of the Competition Act Approval immediately on receipt of same.

9.11

Assignment of Confidentiality Agreements

Sellers or their Affiliates shall assign to Purchaser and, to the extent necessary, shall cause the Corporation to assign to Purchaser, at or prior to, and with effect from and after, the Closing Date, all of its respective rights under any confidentiality agreements relating to the Corporation and the Subsidiaries with Third Parties, but only to the extent that those agreements permit those assignments without consent.

9.12

Insurance

Sellers shall, and shall cause the Corporation to, maintain in force all insurance policies respecting the Business and the Assets in force as of the date of this Agreement until Closing.

9.13

Indebtedness, Etc.

At or prior to Closing, Sellers and their Affiliates (other than the Corporation and the Subsidiaries) shall:

(a)

cause the Corporation and the Subsidiaries to settle by cash payment any net indebtedness of the Corporation or the Subsidiaries to Sellers or to any other Affiliates (other than the Corporation or the Subsidiaries);

(b)

repay any net indebtedness of Sellers or any such Affiliates to the Corporation and the Subsidiaries; and

(c)

cause the Corporation and the Subsidiaries to:

(i)

satisfy all obligations owing by the Corporation and the Subsidiaries to Third Parties for borrowed money;

(ii)

make the Capacity Release Payment;

(iii)

satisfy any judgment or settlement in respect of the [Redacted] that may be made or entered into before the Closing Date; and

(iv)

pay the amounts required to be paid by Dominion Exploration Canada Ltd. pursuant to Section [Redacted].

9.14

Hedges

At or prior to Closing, Sellers and their Affiliates shall eliminate all futures, swaps, options and other financial derivatives that are currently binding on the Corporation, any Subsidiary or the Assets.

9.15

Funding Obligations

All payments required to be made by the Corporation or the Subsidiaries pursuant to Section 9.13 or Section 9.14 (or otherwise in respect of any of the Excluded Assets or Excluded Liabilities) shall be funded by advances or contributions by Sellers for additional Common Shares all of which Common Shares will be included in the DECL Shares without any increase of the Adjusted Purchase Price therefore.

Share Purchase Agreement

9.16

Notification of Breaches

Until the Closing:

(a)

Purchaser shall notify Sellers promptly after Purchaser obtains knowledge that any representation or warranty of Sellers contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Sellers prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b)

Sellers shall notify Purchaser promptly after any Seller obtains knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser’s or Sellers’ representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Sellers’ covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing Date, then such breach shall be considered not to have occurred for all purposes of this Agreement.

9.17

Vehicles and Equipment

Purchaser acknowledges the obligations of the Corporation and its Subsidiaries under applicable lease agreements to certain vehicles, computers, and software leased thereunder by or on behalf of the Corporation and its Subsidiaries or otherwise for use in the operation of the Assets, which vehicles, computers and software shall be included in the Assets at Closing.

9.18

Use of Information

(a)

Purchaser acknowledges receipt of copies of the Financial and Operating Statements and the Reserves Report.  Purchaser agrees to pay the Corporation’s Auditor’s fees in respect of those Financial and Operating Statements promptly after invoices for payment(s) of those fees are provided to Purchaser and, in any event, by Closing.

(b)

Use of Information:  To the extent necessary for Purchaser or a Guarantor to comply with Applicable Laws (including requirements of, or formal requests by, Securities Regulatory Authorities), Sellers consent to:

(i)

the use by Purchaser or the Guarantors or their auditors of the Financial and Operating Statements;

(ii)

the Corporation’s Auditors communicating with auditors for Purchaser or a Guarantor as may be required to allow Purchaser or a Guarantor to use the Financial and Operating Statements and Sellers will provide reasonable assistance to Purchaser or the Guarantors in obtaining any consent or comfort letters required to be filed or provided in connection with Purchaser’s or a Guarantor’s use of the Financial and Operating Statements for the foregoing purposes; and

(iii)

the Corporation’s Engineers communicating with Purchaser or the Guarantors as may be required to allow Purchaser or a Guarantor to use the Reserves Report

Share Purchase Agreement

and Sellers will provide reasonable assistance to Purchaser or the Guarantors in obtaining any consent letter required to be filed or provided in connection with Purchaser’s or the Guarantors’ use of the Reserves Report for the foregoing purposes.

(c)

Public Disclosure:  Sellers hereby authorize Purchaser and the Guarantors to use any of the Disclosed DECL Information in any public disclosure, including in any drafts or final copies of any prospectus, offering document, loan syndication materials, material change report, annual information form, business acquisition report, information circular or other continuous disclosure document proposed to be filed or distributed, only to the extent required to comply with Applicable Laws (including requirements of or formal requests by, Securities Regulatory Authorities), provided always that:

(i)

the identity of Sellers and their Affiliates shall not be disclosed in any of that public disclosure unless that disclosure is required pursuant to Applicable Laws; or pursuant to a formal request from a Securities Regulatory Authority;

(ii)

the consents of the Corporation’s Auditors and the Corporation’s Engineers, as applicable, are obtained before any such public disclosure where required by Applicable Laws; and

(iii)

prior to the Closing Date, Purchaser and the Guarantors comply with the provisions of Sections 17.2(c) and (d).

(d)

No Representations:  The Financial and Operating Statements and the Reserves Report that have been or that may be provided to Purchaser and the Guarantors pursuant to this Agreement are or will be provided on the condition that Sellers assume no liability to Purchaser, the Guarantors or their Related Parties or any other Person in respect of the Financial and Operating Statements or the Reserves Report or the accuracy or sufficiency thereof and Purchaser and the Guarantors acknowledge for themselves, and on behalf of their Related Parties, that Sellers make no representation or warranty with respect to any of the Financial and Operating Statements or the Reserves Report, and expressly disclaim any implied or constructive representation or warranty.

9.19

Purchase Not Conditional on Financing

Nothing in Section 4.6, Section 9.18 or any other provision of this Agreement shall make Purchaser’s obligation to complete the Purchase, including Purchaser’s obligation to make the payments referred to in Section 2.3 on a timely basis, conditional on Purchaser being able to obtain or complete any financing for the Purchase pursuant to Section 4.6 or otherwise.

The breach or failure of Sellers, the Corporation’s Auditors, the Corporation’s Engineers or any other relevant Person to comply with any of the covenants and obligations contained in the Sections referred to in the first paragraph of this Section 9.19 shall not be a default by Sellers under this Agreement including for purposes of Section 6.2 or Section 16.1(b) or any basis for Purchaser to refuse to complete the Purchase or to make any Claim against Sellers and Sellers shall have no liability to Purchaser, any of its Related Parties or any other Persons for or in respect thereof.

9.20

Condemnation and Loss

If, after the date of this Agreement but prior to Closing Date, any part of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain,

Share Purchase Agreement

Purchaser shall nevertheless be required to close.  If that the amount of the loss exceeds $10,000,000, Sellers must elect by written notice to Purchaser prior to Closing to:

(a)

cause the Assets affected by any casualty to be repaired or restored, at Sellers’ sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date); or

(b)

indemnify Purchaser through a document reasonably acceptable to Sellers and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair the Assets subject to any casualty.

In each case, Sellers shall retain all rights to insurance and other claims against Third Parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

9.21

Transition Services Agreement

Following the Closing Purchaser shall ensure that the Partnership Subsidiary and Dominion Exploration Canada Ltd. perform their obligations under the Transition Services Agreement.

9.22

[Redacted]

ARTICLE 10
EMPLOYMENT MATTERS

10.1

[Redacted]

10.2

[Redacted]

10.3

[Redacted]

ARTICLE 11
TITLE REVIEW

11.1

Notice of Title Defects

(a)

No later than the last day of the Examination Period, Purchaser may notify Sellers in writing of Title Defects. Any such notice (a “Title Defect Notice”) shall include a detailed description of:

(i)

each Title Defect;

(ii)

the Assets affected by each Title Defect and the value of those Assets without regard to any reduction in value as a result of the Title Defect (the “Affected Assets Value”);

(iii)

the amount (in Purchaser’s reasonable opinion) by which the value of the Assets has been reduced by the Title Defect (the “Title Defect Value”); and

(iv)

Purchaser’s requirements for remedying that Title Defect.

(b)

In determining a Title Defect Value, only the reduction in the value of the Assets adversely affected by the Title Defect shall be taken into account and the Title Defect Value in respect of any Asset shall not exceed the Affected Asset Value of that Asset.

Share Purchase Agreement

(c)

Failure to provide a Title Defect Notice in respect of a Title Defect in accordance with this Section 11.1 prior to expiration of the Examination Period shall be deemed to be a waiver by Purchaser of any such Title Defect for the purposes of this Agreement.

11.2

Uncured Title Defects Value

In this Agreement:

(a)

“Uncured Title Defect” means a Title Defect described in the Title Defect Notice other than a Title Defect which:

(i)

is cured to the reasonable satisfaction of Purchaser on or before two Business Days before the Closing Date;

(ii)

is waived by Purchaser; or

(iii)

has a Title Defect Value of less than $100,000; and

(b)

“Uncured Title Defects Value” means the aggregate amount of the Title Defect Values of all Uncured Title Defects under this Agreement.

11.3

Uncured Title Defects

If there are Uncured Title Defects, then if the Uncured Title Defects Value:

(a)

is equal to or less than [Redacted] of the Bid Price, the Parties shall complete the Purchase pursuant hereto without adjustment to the Bid Price on account of those Uncured Title Defects;

(b)

is greater than [Redacted] of the Bid Price, subject to Section 11.3(c), the Bid Price shall be reduced by the Uncured Title Defects Value and the Closing will proceed; and

(c)

exceeds [Redacted] of the Bid Price, either Sellers or Purchaser may terminate this Agreement on written notice to the other Party and the Guarantors at or before not later than two Business Days before the Closing Date (but not thereafter), in which case the provisions of Article 16 shall apply.

11.4

Disputes

(a)

If there is a bona fide, good faith dispute (a “Dispute”) between the Parties regarding:

(i)

the existence of a Title Defect;

(ii)

whether a Title Defect has been cured;

(iii)

a Title Defects Value or an Affected Assets Value; or

(iv)

the Assets affected by the Title Defect;

which results in uncertainty as to whether there should be an adjustment to the Purchase Price pursuant to Section 11.3(b) or the amount of that adjustment or whether the Parties have the right to terminate this Agreement pursuant to Section 11.3(c) or any other matter in relation to the foregoing, then any Party may give notice (a “Dispute Notice”) of that dispute to the other Party not later than two days after the end of the Examination

Share Purchase Agreement

Period specifying the Dispute in reasonable detail. A Dispute Notice may relate to more than one Dispute.

(b)

If a Dispute Notice in respect of the existence or curing of a Title Defect or the amount of a Title Defect Value is not delivered by any Party, the last written statement of Purchaser’s position in respect thereof shall be binding on the Parties for all purposes of this Article 11.

(c)

All Disputes raised in the Dispute Notices shall be submitted to [Redacted] (the “Title Evaluator”).  The Disputes shall be submitted to the Title Evaluator not later than June 14, 2007 (the “Submission Date”).

(d)

Sellers shall cause the submission of Disputes to the Title Evaluator by promptly delivering copies of all of the Dispute Notices to the Title Evaluator together with written instructions that:

(i)

the Title Evaluator shall retain legal counsel of its choice to advise the Title Evaluator on the legal aspects of the Dispute, provided that such counsel does not have a conflict of interest preventing it from providing that advice;

(ii)

if the Dispute relates to the amount of the Title Defect Value or Affected Assets Value, the Title Evaluator, in accordance with good engineering and evaluation practices, shall select as the Title Defects Value or Affected Assets Value, as applicable, either the value submitted by Sellers or the value submitted by Purchaser in the Title Defect Notice and not a compromise or other value; and

(iii)

the Title Evaluator’s determination must be completed by June 21, 2007.

(e)

Within two Business Days after the date the Disputes are submitted to the Title Evaluator, each Party shall submit to the Title Evaluator and the other Party:

(i)

a statement of its position with respect to each Dispute, including its estimate of each Title Defect Value or Affected Assets Value that is in dispute; and

(ii)

any information or documentation supporting such estimate (collectively, a “Supporting Statement”).

(f)

If only one Party timely submits a Supporting Statement in respect of a Dispute, then the Title Evaluator shall select as the resolution of that Dispute the submission set forth in that Supporting Statement.

(g)

The Title Evaluator’s determination shall be made on the basis of the Supporting Statements and any arguments made during a hearing, if there is a hearing.

(h)

The Title Evaluator shall make its determination with respect to all Disputes submitted to it within seven days of the Submission Date.

(i)

The Title Evaluator’s decision on the Dispute shall be final and binding and the Title Defects Values and Affected Assets Values that may be determined in accordance with that decision shall be the applicable amounts thereof for purposes of this Agreement.

Share Purchase Agreement

(j)

If, after taking into account the determination of the Title Evaluator, the aggregate Uncured Title Defects Value exceeds [Redacted] of the Bid Price, either Party shall have the right to elect to terminate this Agreement pursuant to Section 11.3(c) not later than two Business Days before the Closing Date (but not thereafter).

(k)

Except as provided in this Section 11.4, any submission of a Dispute to the Title Evaluator pursuant hereto shall be conducted in accordance with the provisions of the Arbitration Act (Alberta).

(l)

Sellers and Purchaser shall each be responsible for one-half of the fees and reimbursable costs and expenses incurred by the Title Evaluator and each Party shall be responsible for its own costs and expenses associated with the foregoing dispute procedures.

Notwithstanding the foregoing, if any Dispute is not resolved by within two Business Days before Closing, the Closing Date shall be delayed to such later date as is necessary for such Dispute to be resolved but in any event not later than the Outside Date.

ARTICLE 12
EXCESS ENVIRONMENTAL LIABILITIES

12.1

Environmental Concerns

Purchaser may at its option notify Sellers in writing on or before five Business Days prior to the Closing Date of:

(a)

any matter disclosed by a Phase I Investigation conducted by Purchaser pursuant to Section 9.6 which Purchaser in good faith believes may constitute an Adverse Environmental Condition (an “Environmental Concern”); or

(b)

if the existence of any Adverse Environmental Condition is suspected to exist in connection with the Phase I Investigation but that can only be determined through further investigation or testing of soil, groundwater, or other materials or information (a “Potential Adverse Environmental Condition”).

Subject to Section 12.5 and Section 12.6, Purchaser may conduct a Phase II environmental assessment with respect to any such Potential Adverse Environmental Conditions within the timeframe provided below and notify Sellers in writing in accordance with the procedure described below of any item or information resulting from that Phase II environmental assessment that Purchaser believes in good faith constitutes an Adverse Environmental Condition.  Purchaser agrees that it is not permitted to conduct a Phase II environmental assessment prior to Closing.

12.2

Excess Environmental Liabilities

If Purchaser delivers timely notice of an Environmental Concern as described above or of an alleged Adverse Environmental Condition confirmed through a Phase II environmental assessment in accordance with Section 12.1 and Sellers confirm to their reasonable satisfaction that such Environmental Concern or alleged Adverse Environmental Condition may constitute an Adverse Environmental Condition or it is determined by the Environmental Evaluator (defined below) that such Environmental Concern or alleged Adverse Environmental Condition may constitute an Adverse Environmental Condition (an “Agreed Environmental Concern”), Sellers shall provide Purchasers indemnification in respect of that Agreed Environmental Concern pursuant to Section 14.1 as if that Agreed Environmental Concern was a breach by Sellers of a representation and warranty in this Agreement, that indemnity

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being subject to the applicable limitations in Sections 5.1(b)and (c); and being limited to the Excess Environmental Liabilities that arise from or relate to that Agreed Environmental Concern.

12.3

Notices

Any notice referred to above shall include a reasonably detailed description of the Environmental Concern or the alleged Adverse Environmental Condition, including the relevant excerpt from the Phase I Investigation or Phase II environmental assessment, as applicable.

12.4

Confidentiality

Except for such disclosure to Sellers pursuant to Section 12.3 or Section 12.5, Purchaser and Sellers shall maintain the results of any environmental assessment and all findings in connection therewith strictly confidential, subject to the terms of the Confidentiality Agreements.

12.5

Phase II Environmental Assessment

Purchaser, within 90 days after the Closing Date may conduct a Phase II environmental assessment with respect to Potential Adverse Environmental Conditions.  Purchaser must notify Sellers on or before 180 days after the Closing Date of the existence of any alleged Adverse Environmental Conditions identified by that Phase II environmental assessment, including a copy of the relevant Phase II environmental assessment reports.

12.6

Disputes

If Purchaser and Sellers do not agree on the existence of an Environmental Concern, a Potential Adverse Environmental Condition or an Adverse Environmental Condition within 15 Business Days after Purchaser’s delivery of a notice pursuant to Section 12.1 or Section 12.5, as the case may be, the matter shall be submitted to the Environmental Evaluator for review and final determination.  The Environmental Evaluator shall conduct the review proceedings in Calgary, Alberta in accordance with the Arbitration Act (Alberta) except as otherwise provided herein.  Each Party within 15 days shall submit to the Environmental Evaluator and the other Party:

(a)

a statement of its position with respect to each dispute; and

(b)

any information or documentation supporting its position with respect to each dispute;

(collectively, its “Supporting Statement”).

If only one Party timely submits a Supporting Statement in respect of a dispute, then the Environmental Evaluator shall select as the resolution of that dispute the submission set forth in that Supporting Statement.

The Environmental Evaluator’s determination shall be made on the basis of the Supporting Statements and any arguments made during a hearing, if there is a hearing.

The Environmental Evaluator’s determination shall be made within 30 days after submission of the matters in dispute and shall be final and binding on the Parties, without right of appeal.  In determining whether an Environmental Concern or Adverse Environmental Condition exists, the Environmental Evaluator shall be bound by the terms of this Section and the defined terms contained in this Agreement.  The Environmental Evaluator shall act as an expert for the limited purpose of determining whether an Environmental Concern or Adverse Environmental Condition exists.  Sellers and Purchaser shall each bear its own legal fees and other costs of presenting its case.  Sellers shall bear one-half and Purchaser shall bear one–half of the costs and expenses of the Environmental Evaluator.

Share Purchase Agreement

12.7

Remediation Operations

Purchaser shall not conduct (or have conducted on its behalf) any material remediation operations with respect to any claimed damages relating to a breach of Sellers’ representation or warranty pursuant to Section 3.24, any Claim relating to the subject matter of those representations or warranty or under any Claim related to this Section without first giving Sellers notice of the remediation with reasonable detail at least 30 days prior thereto (or such shorter period of time as shall be required by any Government Authority or required to respond to an emergency situation).  Sellers shall have the option (in their sole discretion) to conduct (or have conducted on its behalf) such remediation operations.  If Sellers shall not have notified Purchaser of their agreement to conduct those remediation operations within that specified period, then Purchaser may conduct (or have conducted on their behalf) those operations.  Purchaser and Sellers agree that any remediation activities undertaken with respect to the Assets, whether conducted by Purchaser or Sellers, for which Sellers may have responsibility shall be reasonable in extent and cost effective and shall be designed or implemented in such a manner as to achieve the least stringent risk-based closure or remediation standard applicable to the property in question under Environmental Laws, subject to the approval of any Government Authority with jurisdiction over such remediation activities, and as necessary to permit the continued use of the property in the same manner and for the same purposes for which it was being used at the Closing Date.  All remediation activities conducted by Sellers under this Agreement shall be conducted to the extent reasonably possible so as not to substantially interfere with Purchaser’s operation of the Assets.

12.8

Purchase Price Adjustment

The Parties shall treat, for Tax purposes, any amounts paid under this Article as an adjustment to the Purchase Price.

ARTICLE 13
ACCESS TO BOOKS AND RECORDS

13.1

Access to Information

After Closing and subject to contractual restrictions in favour of Third Parties relative to disclosure, Purchaser shall, on request from Sellers, provide reasonable access to Sellers at Purchaser’s offices in Calgary, Alberta during its normal business hours to the agreements and documents to which the Assets are subject and the Contracts, agreements, records, books, documents, licenses, reports and data included in the Miscellaneous Interests (including Title and Operating Documents) which are then in the possession of Purchaser and to make copies thereof, as Sellers may require for purposes relating to its ownership of the Assets before the Closing Date (including taxation matters and Liabilities and Claims that arise from or relate to acts, omissions, events, circumstances or Operations prior to the Closing Date), including for purposes of:

(a)

audits relating to periods before the Closing Date;

(b)

Taxes relating to periods before the Closing Date;

(c)

compliance with Applicable Law in respect of a period before the Working Capital Date or any matter occurring before the Closing Date; or

(d)

any Claim commenced or threatened by any Third Party against Sellers or Related Parties.

Share Purchase Agreement

13.2

Third Party Sales

If Purchaser dispose of any of the Assets or causes any of the Assets to be disposed to a Third Party, Purchaser will take reasonable steps to enable Sellers to have continued reasonable access to those materials, provided that Purchaser will not be required to retain copies of those materials following any such disposition.

13.3

Maintenance of Information

All of the information, materials and other records delivered to Purchaser pursuant to the terms hereof shall be maintained in good order and good condition and kept in a reasonably accessible location by Purchaser and its Affiliates for a period of ten years from the Closing Date or for any longer period as may be required under Applicable Law.

ARTICLE 14
INDEMNIFICATION

14.1

Indemnifications

(a)

Mutual Indemnification:  From and after the Closing, Sellers covenant and agree with Purchaser, and Purchaser covenants and agrees with Sellers (the Party covenanting and agreeing to indemnify the other Party being called in this Agreement the “Indemnifying Party” and the Party being indemnified being called in this Agreement the “Indemnified Party”) to indemnify and hold harmless, the Indemnified Party, its Affiliates and its and their respective successors and permitted assigns and the directors, officers, employees, shareholders, agents, members and partners of any of them, including the individuals referred to Section 8.3(b)(vi) (collectively, the “Seller Indemnified Persons” or the “Purchaser Indemnified Persons”, as applicable) from and against all Claims and Losses which may be made or brought against any of the Indemnified Persons, or which they may suffer or incur, directly or indirectly, as a result of, arising out of, or in connection with any breach of any covenant on the part of the Indemnifying Party under this Agreement or any inaccuracy or incorrectness of any representation or warranty of the Indemnifying Party contained in this Agreement, or other document or certificate furnished by the Indemnifying Party pursuant to this Agreement including with respect to any Tax matters.

(b)

Purchaser’s Other Indemnities:  In addition to and without limiting its obligations to indemnify Sellers and the other Seller Indemnified Persons from and after the Closing pursuant to Section 14.1(a), Purchaser covenants and agrees with Sellers to indemnify, defend, save and hold harmless Seller Indemnified Persons from and against any and all Losses of any kind which may be brought against or suffered by them or any one or more of them or which any one or more of them may sustain, pay or incur, in each case which are caused by, arise from, are incurred in connection with or relate in any way directly or indirectly to all Claims by a Person who is not a Seller or a Seller Related Party to the extent that those Claims directly or indirectly relate to:

(i)

the Assumed Liabilities, including any past, present or future Environmental Matters or past, present or future Environmental Liabilities, except to the extent resulting from a breach of Sellers’ representations and warranties pursuant to Article 3 provided Purchaser notifies Sellers of that breach on or before March 31, 2008 (the Assumed Obligations including Environmental Matters and Environmental Liabilities in respect of which Sellers and the other Sellers Indemnified Persons are indemnified pursuant to this Section 14.1(b) being

Share Purchase Agreement

referred to as the “Indemnified Obligations” and the “Indemnified Liabilities”, respectively), and Purchaser hereby assumes all Losses, covenants and Liabilities in respect of any such Indemnified Obligations and Indemnified Liabilities, regardless of whether such Indemnified Obligations or Indemnified Liabilities are attributable to, occurred, arose or accrued on, before or subsequent to the Closing Date.

Purchaser shall have no rights to recovery, indemnification or contribution against Seller Indemnified Persons for Indemnified Liabilities or Indemnified Obligations under this Agreement, under Applicable Laws, in equity or otherwise, and all rights and remedies which Purchaser may have at or under Applicable Law (including any past, present or future Environmental Law) or in equity, including any right of contribution or reimbursement, against Seller Indemnified Persons with respect to any such Indemnified Liabilities or Indemnified Obligations are expressly waived.

Purchaser does hereby release, acquit and forever discharge Seller Indemnified Persons from any and all Losses, including all claims for contribution and indemnity under Applicable Laws or in equity, which may be asserted now or in the future (or both) and that in any way relate to or arise out of Indemnified Liabilities or Indemnified Obligations, regardless of whether those Indemnified Obligations or Indemnified Liabilities are attributable to, occurred, arose or accrued on, before or subsequent to the Closing Date; and Purchaser covenants not to make any Claim or other demand, or institute any action or other proceeding against Seller Indemnified Persons for indemnity and contribution for any of those Indemnified Liabilities or Indemnified Obligations or against any Person where a Claim for contribution or indemnity may be brought against a Seller Indemnified Person;

(ii)

any of Purchaser’s or either Guarantor’s financing of all or any part of the Adjusted Purchase Price and other amounts payable hereunder, whether that financing is provided in the manner described in Section 4.6 or otherwise;

(iii)

the DECL Shares, the Corporation, the Assets or the Business, except for any Claims which are the subject of indemnification proved by Sellers as expressly set forth in this Agreement; or

(iv)

any of the letters of credit, guarantees, credit support or other financial assurances referred to in Section 9.5 from which Sellers and/or their Affiliates may not be released.

The foregoing shall not reduce or otherwise vary the Parties’ obligations to affect post Closing adjustments pursuant to Section 2.6.

(c)

Sellers’ Other Indemnities:  In addition to and without limiting Sellers’ obligations to indemnify Purchaser and the other Purchaser Indemnified Persons from and after the Closing, Sellers covenant and agree with Purchaser to indemnify, save, defend and hold harmless Purchaser Indemnified Persons from and against any and all Losses of any kind which may be brought against or suffered by them or any of them or any one or more of them or which any one or more of them may sustain, pay or incur, in each case which are:

Share Purchase Agreement

(i)

caused by or related in any way directly or indirectly to all Claims by a Person that is not Purchaser or a Purchaser’s Related Party regarding:

(A)

the Excluded Liabilities including the [Redacted]; or

(B)

any Taxes that the Corporation or the Subsidiaries may suffer as a result of the transfer of any of the Excluded Assets; or

(ii)

directly caused by or directly related to the windup of [Redacted] and [Redacted] into the Corporation;

[Redacted]

(d)

Limits on Obligations:  The obligations of indemnification pursuant to this Article 14 or pursuant to Article 15 shall be subject to:

(i)

the limitations set forth in Section 5.1(a) and Section 5.1(b) respecting Sellers’ representations and warranties, Section 5.2(a) respecting Purchaser’s representations and warranties, Section 5.1(c) and Section 5.2(b), which limitations shall, to the extent applicable, apply to any Claims under or in respect of the applicable indemnities provided in this Agreement;

(ii)

the restrictions in Section 5.4;

(iii)

the requirement that the Indemnifying Party shall, in respect of any Claim made by any Third Party, to the extent reasonably possible, be afforded an opportunity at its sole expense to resist, defend and compromise that Claim;

(iv)

the limitation that, for Claims made in connection with any inaccuracy or incorrectness of any representation or warranty contained herein or breach of any covenant contained herein, the Indemnifying Party shall not be required to pay any such amount until the aggregate amount is finally adjudicated or agreed as being payable by that Indemnified Party and, if applicable, that final amount exceeds the thresholds set out in Article 5, and then subject to the limits set forth in Article 5; and

(v)

the limitation that, for any Claim in respect of which Purchaser is the Indemnified Party, if specific provision or reserve was made for that Claim in the Closing Statement and by virtue thereof the amount of that provision or reserve was deducted in determining the Adjusted Purchase Price, then the amount of that provision or reserve shall also be deducted from that Claim before determining the amount of that Claim which may be subject to indemnification under this Agreement.

14.2

Procedures Relating to Indemnification Between Sellers and Purchaser

Following the discovery of any facts or conditions which could reasonably be expected to give rise to a Claim for which indemnification is provided under this Agreement, the Indemnified Party shall, as promptly as reasonably possible thereafter, provide written notice to the Indemnifying Party, setting forth the specific facts and circumstances, in reasonable detail, relating to that Claim and the amount of that Claim (or a reasonable, good-faith estimate thereof if the actual amount is not known or not capable of reasonable calculation) (“Indemnification Notice”); provided, however, that failure to give that Indemnification Notice on a timely basis shall not affect the indemnification provided hereunder except

Share Purchase Agreement

to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of that failure.

14.3

Indemnification Procedures for Third Party Claims

In the case of Claims made by a Third Party with respect to which indemnification is sought hereunder:

(a)

the Indemnified Party shall give prompt written notice, and in any event within twenty days after it receives notice of that Claim, to the Indemnifying Party of any such Claim made on it stating the nature and basis for that Claim.  A failure to give that notice within that period shall not preclude the Indemnified Party from obtaining that indemnification but its right to indemnification shall be reduced to the extent that any such delay materially prejudiced the defense of the Claim or materially increased the amount of liability or cost of defense;

(b)

the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than thirty days after its receipt of the notice described in Section 14.3(a), to assume the control of the defence, compromise or settlement of that Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party.  If the Indemnifying Party assumes the control of the defence, compromise or settlement of such Claim, as against the Indemnified Party, it will be conclusively established for the purposes of this Agreement that those Claims are within the scope of the indemnification set out in this Article 14 and the Indemnifying Party shall be responsible for reimbursing the Indemnified Party for all prior reasonable legal fees and expenses on a solicitor and client basis in connection therewith.  The Indemnifying Party shall thereafter keep each Indemnified Party reasonably informed with respect to the status of that Claim;

(c)

on the assumption of control of any Claim by the Indemnifying Party pursuant to Section 14.3(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of that Claim at its sole expense, including, if necessary, employment of counsel satisfactory to the Indemnified Party (acting reasonably) and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct that defence.  The Indemnifying Party shall not settle that Claim unless that settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff of a full and complete release of the Indemnified Party from any and all liability with respect to that Claim.  As long as the Indemnifying Party is contesting any such Claim in good faith and on a timely basis, the Indemnified Party shall not pay or settle any such Claim without the consent of the Indemnifying Party, acting reasonably.  Notwithstanding the assumption by the Indemnifying Party of the defence of that Claim as provided in Section 14.3(b), the Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense; provided, however, that if the defendants in any such Claim shall include both an Indemnified Party and the Indemnifying Party and such Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defences to that Indemnified Party, that Indemnified Party shall have the right to select separate counsel to participate in the defence of that Claim on its behalf, at the expense of the Indemnifying Party; and

Share Purchase Agreement

provided further that the Indemnifying Party shall not be obligated to pay the expenses of more than one separate counsel for all Indemnified Parties;

(d)

where the Indemnifying Party has assumed control of the defence, compromise or settlement of a Claim, if the Indemnified Party does not consent to a settlement of that Claim following a request from the Indemnifying Party to do so, the obligation of the Indemnifying Party to indemnify the Indemnified Party for that Claim shall be limited to the amount that the Indemnifying Party would have been required to pay in respect of the Claim if the settlement had been accepted and the Indemnifying Party shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Party or its nominee;

(e)

if the Indemnifying Party shall fail to notify the Indemnified Party of its desire to assume the defence of any Claim within the period of time prescribed in Section 14.3(b), or shall notify the Indemnified Party that it will not assume the defense of any such Claim, then the Indemnified Party may assume the defense of any such Claim, in which event it may do so in such manner as it may deem appropriate, and the Indemnifying Party shall be bound by any determination made in that Claim or any settlement thereof effected by the Indemnified Party; provided that any such determination or settlement shall not affect the right of the Indemnifying Party to dispute the Indemnified Party’s claim for indemnification.  The Indemnifying Party shall be permitted to join in the defense of that Claim and to employ counsel at its own expense;

(f)

the final determination of any Claim pursuant to this Section 14.3, including all related costs and expenses, will be binding and conclusive on the Parties as to the validity or invalidity, as the case may be, of that Claim against the Indemnifying Party; and

(g)

notwithstanding Section 14.1(d)(iv) amounts payable by the Indemnifying Party to the Indemnified Party in respect of any Claims for which the Indemnified Party is entitled to indemnification under this Section 14.3 shall be payable by the Indemnifying Party as incurred by the Indemnified Party.

14.4

Holding of Indemnities

Sellers and Purchaser shall hold the indemnities contained in Section 14.1 in trust on behalf of Seller Indemnified Persons or Purchaser Indemnified Persons, as applicable, and may enforce those indemnities on its and their respective behalf.  In furtherance of the foregoing sentence the term “Indemnified Party” as used herein shall mean or include, as applicable, any Seller Indemnified Person or Purchaser Indemnified Person that the Indemnified Party may represent in the circumstances.

14.5

Claims Net of Insurance

The amount of any and all Claims under this Article 14 and elsewhere under this Agreement shall be determined net of any amounts recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to those Claims.  Each Party hereby waives, or will procure the waiver of, any subrogation rights that its insurer may have with respect to any indemnifiable Claims.

14.6

Mitigation

Each Party shall take all reasonable steps and use all commercially reasonable efforts to mitigate any and all Claims which may be the subject of an indemnity under this Article 14.

Share Purchase Agreement

14.7

Adjustment to Adjusted Purchase Price

Any indemnity payment under this Agreement, including for greater certainty, any payment pursuant to Article 15, shall be treated as an adjustment to the Adjusted Purchase Price.

14.8

Subrogation

Each Party shall assign to the other Party and subrogate the other Party to all its rights and remedies against any Person (other than, with respect to rights and remedies of Sellers and Purchaser, those against its Related Parties) in respect of any payment made by the other Party in respect of any indemnification or liability assumed by the other Party pursuant to this Agreement or as a result of this Agreement (including legal fees and other costs of litigation).  Each Party shall provide all reasonable cooperation and assistance required by the other Party in making and prosecuting any Claim for recovery against that Person to the extent that payment is made by the other Party.  Neither Party shall knowingly take any action to impair any such right or remedy of the other Party to recover any such payment.

14.9

[Redacted]

ARTICLE 15
TAX MATTERS

15.1

Liabilities for Taxes

(a)

After Closing and subject to the terms of this Article 15, Sellers shall be liable for and shall pay and shall indemnify, defend and save and hold harmless Purchaser, the Corporation and the Subsidiaries from and against:

(i)

all income Taxes of the Corporation and each Corporate Subsidiary:

(A)

for taxation years of the Corporation and each Corporate Subsidiary ending on or before the Working Capital Date; or

(B)

attributable to income earned or realized by the Partnership Subsidiary for fiscal years of the Partnership Subsidiary ending on or before the Working Capital Date;

(ii)

all notional income Taxes of the Corporation and each Corporate Subsidiary for taxation years of the Corporation or Corporate Subsidiary, as the case may be, ending after the Working Capital Date, to the extent such income Taxes are attributable (x) to income earned or realized by the Partnership Subsidiary during the period in a Straddle Period of the Partnership Subsidiary that notionally ended on or before the Working Capital Date; or (y) to income earned or realized by the Corporation or Corporate Subsidiary, as the case may be, otherwise than as a partner of the Partnership Subsidiary, during the period in a Straddle Period of the Corporation or Corporate Subsidiary, as the case may be, that notionally ended on or before the Working Capital Date, all as calculated on the basis and using the assumptions set forth in Section 15.1(c); and

(iii)

all other Taxes attributable to periods ending (or portions thereof notionally ending) on or before the Working Capital Date;

in all such cases to the extent that such Taxes are not reflected in the Net Working Capital Amount.  All Taxes referred to in Section 15.1(a)(i)(B) shall be calculated without regard to subsection 66(13.1) of the Tax Act.

Share Purchase Agreement

Sellers shall be entitled to any refund of (or credit for) Taxes allocable to any period with respect to which Sellers are liable for Taxes in accordance with the foregoing and, to the extent applicable, shall also be entitled to any amount not reflected in the Net Working Capital Amount by which any pre-paid or estimated Tax payments remitted before the Closing Date with respect to any such taxation year or any such part of any Straddle Period exceeds the Tax due and payable therefor.

(b)

After Closing and subject to the terms of this Article 15, Purchaser shall be liable for and shall pay or shall cause the Corporation and the Subsidiaries to pay and shall indemnify, defend and save and hold harmless Sellers from and against:

(i)

all income Taxes of the Corporation and each Corporate Subsidiary for taxation years ending after the Working Capital Date to the extent such income Taxes are not income Taxes for which Sellers are liable under Section 15.1(a);

(ii)

all other Taxes attributable to periods beginning (or portions thereof notionally beginning) after the Working Capital Date; and

(iii)

any Taxes that are reflected in the Net Working Capital Amount.

(c)

For purposes of Section 15.1(a) and Section 15.1(b), whenever it is necessary to determine the liability for Taxes of the Corporation or any Subsidiary for a part of any Straddle Period, the Taxes for the part of the Straddle Period ending on or before, and the part of the Straddle Period beginning after the Working Capital Date shall be determined by assuming that:

(i)

the Straddle Period consists of two taxation years (or in the case of the Partnership Subsidiary, two fiscal periods), one which ended at the close of the Working Capital Date and the other of which began at the beginning of the day immediately after the Working Capital Date;

(ii)

items of income, gain, deduction, loss or credit of the Corporation or any Subsidiary for the Straddle Period shall be allocated between those two assumed taxation years based on a closing of the books; and

(iii)

Taxes other than income Taxes will be allocated to each of the taxation years or fiscal periods, as the case may be, in proportion to the number days in each such taxation year relative to the number of days in the entire Straddle Period.

(d)

For purposes of Section 15.1(a), Section 15.1(b), and  Section 15.1(c), Sellers shall cause to be prepared notional Tax Returns for the Corporation and each Subsidiary for, in the case of the Partnership Subsidiary, the fiscal period of the Partnership Subsidiary that is deemed under  Section 15.1(c) to have ended at the close of the Working Capital Date and, for the Corporation and each Corporate Subsidiary, the taxation year of the Corporation or Corporate Subsidiary, as the case may be, that is deemed under Section  Section 15.1(c) to have ended at the close of the Working Capital Date, for the purpose of determining the notional income Taxes for which Sellers are liable under Section 15.1(a).  Sellers shall be entitled, in preparing such notional Tax Returns, to claim the maximum allowable amounts (taking into account any limitations applicable to short periods) in respect of discretionary deductions, including resource pools.  Purchaser shall have an opportunity to review and comment on those Tax Returns, acting reasonably, and Sellers shall reasonably consider and address any comments of Purchaser in that regard.  The

Share Purchase Agreement

Taxes reported on the notional Tax Returns shall then be included in the revised Closing Statement referred to in Section 2.6(b); provided, however, that any failure of the Parties to agree on the amount of Taxes that should be reflected on any notional Tax Return shall be resolved pursuant to Section 2.6(d).  If a determination by any Government Authority with respect to the actual Tax Return to which such notional Tax Return relates is inconsistent with such notional Tax Return, the Taxes reported on the notional Tax Return shall be recomputed consistent with such determination, and the Parties shall reimburse each other, as appropriate, within 30 days after such redetermination.

(e)

The indemnities provided in this Section 15.1 are in addition to any other indemnity in this Agreement but are subject to the limitation set forth in Section  5.1(c).

(f)

The Parties acknowledge and agree that their mutual intention is to allocate the Taxes payable by the Corporation and the Subsidiaries between Sellers and Purchasers such that those Taxes as may reasonably be considered to relate to income earned and applicable deductions claimed or claimable in or for a period or periods ending on or before the Working Capital Date calculated on a notional basis as if the taxation years of the Corporation and the Corporate Subsidiaries and the fiscal period of the Partnership Subsidiary ended on the Working Capital Date shall be the responsibility of Sellers and those Taxes as may reasonably be considered to relate to income earned and applicable deductions claimed or claimable in or for a period or periods beginning after the Working Capital Date calculated on a notional basis as if the taxation years of the Corporation and the Corporate Subsidiaries and the fiscal period of the Partnership Subsidiary began on the Working Capital Date shall be the responsibility of Purchaser, notwithstanding that neither the Corporation nor any Subsidiary will have a taxation year (or in the case of the Partnership Subsidiary, a fiscal period) ending on that date, and it is intended that the foregoing provisions of this Article 15, together with the calculation of the Net Working Capital Amount be interpreted and applied to give effect to that mutual intention.  If the Parties, acting reasonably, should determine that any such provision, if applied strictly, would produce a result that is inconsistent with that mutual intention, the Parties shall apply those provisions in a manner that would give effect to that mutual intention.

15.2

Tax Returns

(a)

Sellers shall cause to be prepared and filed on a timely basis all Tax Returns (if any) for the Corporation and the Subsidiaries for any taxation year or period which ends before the Closing Date and for which Tax Returns have not been filed as of that date.  Purchaser shall have an opportunity to review and comment on those Tax Returns, acting reasonably, before the filing of those Tax Returns and Sellers shall reasonably consider and address any comments of Purchaser in that regard.  Sellers shall be entitled, in preparing such Tax Returns, to claim the maximum allowable amounts in respect of discretionary deductions, including resource pools. Those Tax Returns shall be prepared without making any elections not to have the provisions of subsection 256(9) of the Tax Act apply.

(b)

Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and the Subsidiaries for any taxation year or period which ends on or after the Closing Date and for which Tax Returns have not been filed as of that date.  Sellers shall have an opportunity to review and comment on any of those Tax Returns to the extent they relate to any period before the Closing Date, and to approve them, acting reasonably, before the filing of those Tax Returns.  Those Tax Returns shall be prepared

Share Purchase Agreement

without making any elections not to have the provisions of subsection 256(9) of the Tax Act apply.

(c)

Sellers shall pay and remit any Taxes due in respect of Tax Returns referred to in Section 15.2(a).  Purchaser shall or shall cause the Corporation or any of the Subsidiaries to pay and remit any Taxes due in respect of the Tax Returns referred to in Section 15.2(b).  Sellers or Purchaser shall reimburse the other Party for any Taxes for which Sellers or Purchaser is liable pursuant to Section 15.1(a) or Section 15.1(b), as applicable, but which are payable with Tax Returns to be filed by the other Party pursuant to Section 15.2(a) and Section 15.2(b), as applicable, on the written request of the Party entitled to reimbursement, setting forth in detail the computation of the amount owed by Sellers or Purchaser, as applicable, but in no event earlier than ten days before the due date for the filing of any applicable Tax Returns, except to the extent such amounts have already been paid as adjustments to the Adjusted Purchase Price.

(d)

Before Closing Sellers shall, and after Closing Purchaser shall, cause the Corporation and the Subsidiaries to cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any of those Tax Returns referred to in this Section 15.2 and shall preserve that data and other information until the expiration of any applicable limitation period under any Applicable Laws with respect to Taxes.

(e)

Any Tax Return to be prepared pursuant to the provisions of this Section 15.2 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns of the Corporation and the Subsidiaries provided such historical practices are proper.

(f)

Purchaser shall not and shall not allow the Corporation or any Subsidiary to amend, refile or otherwise modify or grant an extension of any statute of limitations with respect to any Tax Return for the Corporation or the Subsidiaries for any taxation year ending on or before the Working Capital Date or that includes any Straddle Period and shall not request an audit or assessment of any such Tax Return, in each case without prior written consent of Sellers.  Sellers shall not file an amended Tax Return for the Corporation or the Subsidiaries for any taxable period ending before the Closing Date and shall not request an audit or assessment of any such Tax Return, in each case without written consent of Purchaser.

15.3

Tax Claims

(a)

Each Party shall promptly notify the other Party in writing on receipt by that Party or any of their respective Affiliates (including for Purchaser, the Corporation and the Subsidiaries) or Representatives of notice of any pending or threatened federal, provincial, state, local or foreign Tax audits, examinations, claims or assessments (a “Tax Claim”) for which that Party is entitled to seek, or is seeking or intends to seek, indemnification pursuant to the applicable part of Section 15.1.

(b)

Purchaser shall represent the interests of the Corporation and the Subsidiaries in and with respect to any Tax Claim relating to taxation years ending on or before the Working Capital Date and employ counsel of its own choice for that purpose.  Sellers shall be entitled to participate in or with respect to that Tax Claim relating (in whole or in part) to Taxes attributable to taxation years ending on or before the Working Capital Date and, with the written consent of Purchaser, and at Sellers’ sole expense, may assume the entire control of that Tax Claim.  Purchaser, with the written consent of Sellers, shall have the

Share Purchase Agreement

right to settle, either administratively or after the commencement of litigation, any proceeding relating to Taxes of the Corporation and any of the Subsidiaries for any taxation year ending on or before the Working Capital Date.  In the case of any Straddle Period, Sellers shall be entitled to participate at their expense in or with respect to any Tax Claim relating (in whole or in part) to Taxes attributable to the part of that Straddle Period ending on or before the Working Capital Date, and with the written consent of Purchaser, and at Sellers’ sole expense, may assume the entire control of that Tax Claim.  From and after the Closing, neither Purchaser, the Corporation, any Subsidiary nor any of their respective Affiliates or Representatives shall settle or compromise, or agree to settle or compromise, any Tax Claim which may be the subject of indemnification by them under Section 15.1 without the prior written consent of Sellers.

(c)

[Redacted]

15.4

Assistance and Cooperation

After the Closing, Sellers and Purchaser shall (and shall cause their respective Affiliates to):

(a)

cooperate in a timely manner in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Corporation and the Subsidiaries;

(b)

keeping each other reasonably informed of the conduct thereof;

(c)

make available to the other Party and, subject to any claim of solicitor client privilege, to any taxing authority in a timely manner as reasonably requested all information, records, and documents relating to Taxes and Tax Planning of the Corporation and the Subsidiaries or their Assets or the Business;

(d)

provide timely notice to the other in writing of any pending or threatened Tax audits or assessment of the Corporation or the Subsidiaries for taxation year or other periods for which the other may have a liability under this Article 15;

(e)

within 30 days of the receipt of a written request therefor, furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxation year or other periods of the Corporation or any of the Subsidiaries;

(f)

timely provide to the other Party powers of attorney or similar authorizations necessary to carry out the purposes of this Article 15;

(g)

use reasonable efforts to properly retain and maintain accounting and Tax records and information, in a timely manner consistent with taxing authority guidelines, to the extent those records and information relate to the Corporation and the Subsidiaries or any of the Assets and the Business until 120 days following the expiration of the applicable statute of limitations period, and promptly notify the other Party prior to destruction of any of those Tax records or that information and provide the other Party a reasonable opportunity to make and retain copies of any of those Tax records or that information; and

(h)

cooperate so as to give effect to their mutual intention as stated in Section 15.1(f).

Share Purchase Agreement

ARTICLE 16
TERMINATION

16.1

Termination

Completion of the transactions contemplated by this Agreement may be terminated at any time before Closing:

(a)

by mutual written consent of Sellers and Purchaser;

(b)

by Purchaser, if any of Purchaser’s Conditions shall have not been fulfilled by the time required or shall have become incapable of fulfillment other than as a result of Purchaser’s breach of this Agreement, and shall not have been waived by Purchaser;

(c)

by Sellers, if any of Sellers’ Conditions shall have not been fulfilled by the time required or shall have become incapable of fulfillment other than as a result of Sellers’ breach of this Agreement, and shall not have been waived by Sellers;

(d)

by either Sellers or Purchaser in the circumstances described in Section 11.3(c); or

(e)

by either Sellers or Purchaser, if the Closing does not occur on or before the Outside Date; provided that the right to terminate this Agreement under this Section 16.1(e) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has caused or resulted in the failure of the Closing to occur on or before the Outside Date.

16.2

Regarding Termination by Purchaser

Any termination of the transactions contemplated by this Agreement by Purchaser pursuant to Section 16.1 shall be without prejudice to any Claims that Purchaser may have arising under this Agreement out of any incorrect or inaccurate representations or warranties of Sellers in this Agreement or any breach by Sellers of any of their covenants in this Agreement, but subject always to the limitations set forth in Article 5.

16.3

Regarding Termination by Sellers

Any termination of the transactions contemplated by this Agreement by Sellers pursuant to Section 16.1 shall be without prejudice to any Claims that Sellers may have arising out of any incorrect or inaccurate representations or warranties of Purchaser in this Agreement or any breach by Purchaser of any of its covenants, but subject always to the limitations set forth in  Article 5.

16.4

Notice of Termination

If Sellers or Purchaser elects to terminate completion of the transactions contemplated by this Agreement pursuant to this Article 16, written notice of that termination shall forthwith be given to the other Party and the Guarantors and the transactions contemplated by this Agreement (including the Parties’ obligation to consummate the Purchase) shall be terminated without further action by either Party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(a)

Purchaser shall return to Sellers all documents and copies and other materials received from or on behalf of Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement; and

(b)

all confidential information received by Purchaser with respect to the Business, the Assets and the DECL Shares shall be treated in accordance with the terms and conditions of the Confidentiality Agreement, which shall remain in full force and effect

Share Purchase Agreement

notwithstanding the termination of the completion of the transactions contemplated by this Agreement.

16.5

Effect of Termination

(a)

If this Agreement is terminated the Deposit shall be dealt with as provided in Section 2.4(b) or Section 2.4(c), as applicable.

(b)

Each Party’s right of termination under this Article 16 is in addition to any other rights it may have under or in respect of this Agreement, subject always to the limitations in Article 5, as may be applicable, and the exercise of a right of termination will not be an election of remedies.

(c)

Nothing in this Article 16 shall limit or affect any other rights or causes of action either Purchaser or Sellers may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

(d)

Nothing in this Article 16 shall be deemed to release either Party or either Guarantor from any liability arising out of any breach of the terms and provisions of this Agreement that occurs prior to termination or to impair the right of either Party to compel specific performance by the other Party of its obligations under this Agreement.

ARTICLE 17
GENERAL

17.1

Non-Waiver

No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

17.2

Confidentiality

(a)

Confidentiality:  Sellers, Purchaser and Guarantors agree to keep the terms of this Agreement confidential, except to the extent required by Applicable Laws or for financial reporting purposes or as otherwise provided herein and except that the Parties and Guarantors may disclose those terms to their respective Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as those Persons agree to keep the terms of this Agreement confidential).

(b)

Press Releases:  No Party or Guarantor will make any press release respecting the existence of this Agreement, the contents hereof or the transaction contemplated hereby without the consent of the other Party except to the extent the other Party unreasonably withholds or delays consent; provided however, the foregoing shall not restrict disclosures by any Party or Guarantor or its Affiliates:

(i)

to the extent that those disclosures are required by Applicable Laws;

(ii)

to Governmental Authorities and Third Parties holding rights of consent or other rights that may be applicable to the Purchase contemplated by this Agreement, as reasonably necessary to provide notice, seek waivers amendments or terminations of those rights, or seek such consents; or

Share Purchase Agreement

(iii)

to its Related Parties.

Each Party and Guarantor shall each be liable for the compliance of its respective Related Parties with the terms of this Section.  A Party or Guarantor which proposes to make such a press release shall, to the extent reasonably possible, provide the other Party with a draft of that release at least one Business Day prior to its release to enable the other Party to review that draft and advise of any comments it may have with respect thereto. The Party or Guarantor proposing to make the press release will not unreasonably refuse to incorporate the requested changes in the public announcement except to the extent its counsel advises that doing so will result in non compliance with Applicable Laws.

(c)

Review of Disclosure:  If, prior to the Closing Date, Purchaser or a Guarantor proposes to make any disclosure described in Section 9.18 or Section 17.2(b) it shall:

(i)

obtain the approval of Sellers, in advance of the filing, distribution or delivery of any of those documents or materials, acting reasonably, regarding any references to Sellers, the Corporation or the Purchase that may be provided therein; and

(ii)

to the extent reasonably possible, provide the Sellers (or, in the case of competitively sensitive information, Sellers’ outside counsel) with a draft of the applicable press release draft or final copy of any prospectus, offering document, loan syndication materials or other document containing the disclosure at least one Business Day before its release, filing, delivery or distribution to enable Sellers to review that draft and advise of any comments it may have with respect thereto.

If Sellers propose to make a press release pursuant to Section 17.2(b) Sellers will, to the extent reasonably possible, provide Purchaser with a draft of the applicable press release at least one Business Day before its release to enable Purchaser to review that draft and advise of any comments it may have with respect thereto.

Purchaser or the Guarantor proposing to make the disclosure will not unreasonably refuse to incorporate the requested changes of the applicable Party or Guarantor to the applicable press release or other document except to the extent its counsel advises that doing so will result in non compliance with Applicable Laws or the formal request of a Securities Regulatory Authority.

(d)

Filing this Agreement:  Neither Purchaser nor either Guarantor shall file this Agreement on SEDAR or EDGAR or otherwise make this Agreement publicly available without Sellers’ prior consent, which consent may not be unreasonably withheld, but which consent may be subject to Sellers’ requiring that competitively sensitive information is redacted from the filed version of this Agreement.  Notwithstanding the foregoing, Sellers consent to:

(i)

the filing of this Agreement by Purchaser or a Guarantor with Securities Regulatory Authorities on a confidential basis if Purchaser or that Guarantor receives a formal request to make that filing from a Securities Regulatory Authority; and

(ii)

the public filing on SEDAR or EDGAR thereafter of a redacted form of this Agreement as may be required by those Securities Regulatory Authorities in connection with the filing of any prospectus or other offering document by

Share Purchase Agreement

Purchaser or a Guarantor; provided that prior notice of the intention to so file has been provided to Sellers together with an opportunity for Sellers to review and, acting reasonably, provide comments on any such redacted form and which comments will be submitted in good faith to the Securities Regulatory Authorities prior to so filing.

17.3

Notices

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (in this Section 17.3 referred to as a ”Notice”) shall be in writing and shall be sufficiently given if delivered, or if transmitted by facsimile to:

(a)

in the case of a Notice to Sellers:

If to Sellers:
c/o Consolidated Natural Gas Company 120 Tredegar Street Richmond, Virginia 23219
Attention: Christine M. Schwab Telephone: [Redacted] Facsimile: [Redacted]
and to:
Dominion Resources, Inc. 120 Tredegar Street Richmond, Virginia 23219
Attention: Mark O. Webb Telephone: [Redacted] Facsimile: [Redacted]
with a copy to:
Stikeman Elliott LLP 4300 Bankers Hall, West Tower 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5
Attention: Glenn Cameron Fax: [Redacted]

(b)

in the case of a Notice to Purchaser or the Guarantors:

c/o Paramount Energy Trust 500, 630 – 4th Avenue S.W. Calgary, Alberta T2P 0J9
Attention: Susan Riddell Rose, President & CEO Fax: [Redacted]

Share Purchase Agreement

and to:
c/o Baytex Energy Trust Suite 2200 205 – 5th Avenue S.W. Calgary, Alberta T2P 2V7
Attention: Raymond T. Chan, President & CEO Fax: [Redacted]
with a copy to:
Heenan Blaikie LLP 12th Floor, Fifth Avenue Place 425 – 1st Street S.W. Calgary, Alberta T2P 3L8
Attention: Mitch Shier Fax: [Redacted]
and to:
Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W. Calgary, Alberta T2P 3N9
Attention: John Cuthbertson Fax: [Redacted]

or at such other address or number as the Person to whom that Notice is to be given shall have last notified the Person giving the same in the manner provided in this Section 17.3.  Any Notice will be deemed to have been validly and effectively given (a) if personally delivered, on the date of that delivery if that date is a Business Day and that delivery was made before 4:00 p.m. (Calgary time), and otherwise on the next Business Day; or (b) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission if receipt of the transmission has been confirmed back.

17.4

Consent to Jurisdiction

Subject to Section 2.6, Section 11.4 and Section 12.6 each of the Parties and the Guarantors:

(a)

irrevocably attorns and submits to the exclusive jurisdiction of each court of competent jurisdiction sitting in Calgary, Alberta in any Claim arising out of or related to this Agreement and irrevocably agrees that all Claims may be heard and determined in that Alberta court;

(b)

irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such Claim;

(c)

agrees that a final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Laws; and

(d)

waives trial by jury to any Claim arising out of or relating to this Agreement and waives any claim to punitive damages with respect to any Claim.

Share Purchase Agreement

Purchaser and PET Guarantor irrevocably appoint Heenan Blaikie LLP with an office on the date hereof at 12th Floor, Fifth Avenue Place, 425 – 1st Street S.W. in Calgary, Alberta, for the attention of Mitch Shier, and Baytex Guarantor irrevocably appoints Burnet, Duckworth & Palmer LLP with an office on the date hereof at 1400, 350 – 7th Avenue S.W. in Calgary, Alberta, for the attention of John Cuthbertson as their respective agents (each of Heenan Blaikie LLP and Burnet Duckworth & Palmer LLP in those respective capacities being a “Process Agent”) to receive on their behalf service of copies of a statement of claim and any other process which may be served in any such Claim.  That service may be made by delivering a copy of that statement of claim or other process to Purchaser or the applicable Guarantor in care of the applicable Process Agent at that Process Agent’s address above.

Sellers irrevocably appoints Sellers’ Counsel (the “Sellers’ Process Agent”), with an office on the date hereof at 4300, 888 – 3rd Street, S.W., Calgary, Alberta, for the attention of Glenn Cameron, as its agent to receive on its behalf service of copies of a statement of claim and any other process which may be served in any such Claim.  That service may be made by delivering a copy of that statement of claim or other process to Sellers in care of Sellers’ Process Agent at Sellers’ Process Agent’s address above.

17.5

Exclusive Remedies

The Parties agree that the resolution of any disputes between them regarding:

(a)

the amounts of the adjustments in the Closing Statement shall be as provided in Section 2.6;

(b)

any Disputes with respect to Title Defects shall be as provided in Section 11.4; and

(c)

whether an Environmental Concern, a Potential Adverse Environmental Condition or an Adverse Environmental Condition exists shall be as provided in Section 12.6.

17.6

Assignment and Enurement

Subject to Section 17.7 neither this Agreement nor any benefits, rights or obligations under this Agreement shall be assignable by either Party, by operation of Applicable Laws or otherwise, without the prior express written consent of the other Party which consent may be arbitrarily withheld.  Subject to the foregoing provisions of this Section 17.6, this Agreement shall inure to the benefit of, be enforceable by and binding on the Parties and the Guarantors and their respective successors and permitted assigns.

17.7

Enforcement of Claims

Sellers and Guarantors hereby:

(a)

consent to the assignment by Purchaser to Baytex Energy Ltd. and Paramount Operating Trust (and their respective Affiliates) of the benefits of the representations, warranties, covenants and indemnities of Sellers in this Agreement;

(b)

acknowledge that Purchaser is holding the benefits of the representations, warranties covenants and indemnities of Sellers in this Agreement in trust on behalf of Baytex Energy Ltd. and Paramount Operating Trust ((and their respective Affiliates) or any of their respective successors or assigns), and that Purchaser may enforce the same on their behalf; and

(c)

acknowledge and agree that Purchaser shall be entitled to enforce against Sellers, all rights and remedies that are available to Purchaser under this Agreement,

Share Purchase Agreement

notwithstanding that the Losses may be suffered by, or Claims brought against, Baytex Energy Ltd. and Paramount Operating Trust (or any of their respective Affiliates or any of their respective successors or assigns);

provided that the foregoing shall not limit, reduce or in any manner restrict or vary Purchaser’s covenants, obligations and liabilities under this Agreement or the Guarantors’ respective guarantees with respect thereto.

17.8

Further Assurances

Each Party and the Guarantors shall use all commercially reasonable efforts to provide such further documents or instruments required by any other Party as are reasonably necessary to carry out the provisions of this Agreement, whether before or after the Closing.

17.9

Entire Agreement

This Agreement, including the Schedules, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such matter.  The Confidentiality Agreement shall terminate on Closing.

17.10

Applicable Laws

This Agreement shall be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein, and shall be treated in all respects as an Alberta contract.

17.11

No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, each Party covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future shareholders or agents of either Party or any of its Affiliates, or any current, former or future director, officer, employee, shareholder or agent of any of the foregoing, whether by any legal or equitable proceeding, or by virtue of any Applicable Laws, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future shareholder or agent of either Party, or any of its Affiliates, or any current or former or future director, officer, employee, shareholder or agent of any of the foregoing, for any obligation of the Parties under this Agreement.

17.12

Time of the Essence

Time shall be of the essence of this Agreement.

17.13

Amendment

This Agreement (including the Schedules hereto) may not be amended, waived or modified except by an express instrument in writing signed on behalf of each of the Parties.

17.14

Invalidity

In the event that any one or more provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

17.15

Interest Accrues on Amounts Owing

Except where otherwise provide herein to the contrary any amount owing to a Party by another Party hereunder after Closing and remaining unpaid will bear interest at the rate per annum equal to the

Share Purchase Agreement

Prime Rate plus one percent per annum, from the day that the amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party prior notice of the accrual of interest hereunder.

17.16

Counterparts

This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, and all such counterparts shall together constitute one and the same instrument and a signed counterpart delivered by facsimile or other electronic means shall be considered as valid as an original counterpart.

17.17

Enforcement

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms, or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

17.18

Expenses

Except as otherwise provided herein, each of the Parties shall pay their respective legal, accounting, and other professional advisory and all other fees, costs and expenses incurred in connection with the Purchase and the negotiation, preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred.

17.19

Construction

Each of the Sellers and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the Purchase contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

17.20

Removal of Name

Following the Closing, Purchaser and its Affiliates (including the Corporation and the Subsidiaries) will not be entitled to use the name “Dominion” or any variation or derivation thereof, including any logo, trademark or design containing that name (the “Prohibited Name and Marks”). Accordingly, promptly following the Closing, Purchaser shall cause the Corporation and each applicable Subsidiary to change their respective names to remove the Prohibited Name and Marks and cause the destruction, disposal or replacement of stationery, business cards and similar assets containing that Prohibited Name and Marks, and shall cause the Corporation and each applicable Subsidiary to avoid the use of the Prohibited Names and Marks.  In addition, as soon as reasonably practicable, but in any event within the earlier of 60 days following Closing or the date required by Applicable Laws, Purchaser shall:

Share Purchase Agreement

(a)

remove any signage from any Assets that refers to the Prohibited Name and Marks; and

(b)

make all requisite filings with, and provide requisite notices to, the appropriate Government Authorities to place title or other evidence of operation or ownership in a name other than the Prohibited Name and Marks.

IN WITNESS WHEREOF the Parties and the Guarantors have duly executed this Agreement as of the date and year above written.

DOMINION ENERGY, INC.
By:	(signed) “Timothy S. Parker”
Name:	Timothy S. Parker
Title:	Sr. V.P. - Exploration and Production
NITON U.S., INC.
By:	(signed) “Dennis G. Millet”
Name:	Dennis G. Millet
Title:	Vice President – Financial Mgmt
DOMINION STORAGE, INC.
By:	(signed) “Dennis G. Millet”
Name:	Dennis G. Millet
Title:	Vice President – Financial Mgmt
1325115 ALBERTA LTD.
By:	(signed) “Cam Sebastion”
Name:	Cam Sebastion
Title:	Vice President Finance and CFO
PARAMOUNT ENERGY TRUST, by its Administrator, PARAMOUNT ENERGY OPERATING CORP.
By:	(signed) “Susan L. Riddell Rose”
Name:	Susan L. Riddell Rose
Title:	President
By:	(signed) “Gary C. Jackson”
Name:	Gary C. Jackson
Title:	Vice President, Land, Legal & Acquisitions

Share Purchase Agreement

BAYTEX ENERGY TRUST, by its Administrator, BAYTEX ENERGY LTD.
By:	(signed) “Raymond T. Chan”
Name:	Raymond T. Chan, CA
Title:	President and Chief Executive Officer

Share Purchase Agreement